Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 1 DATED MARCH 15, 2018

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 1 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017. This sticker supplement replaces all prior sticker supplements to the prospectus. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the status of the offering;

•	updated information regarding the duration of this offering;

•	updated information regarding escrow;

•	an updated estimated net asset value (“NAV”) per share and offering prices for our shares;

•	information regarding our distribution reinvestment plan;

•	information regarding our share redemption plan;

•	updates to the net proceeds table;

•	updates to the estimated use of proceeds;

•	updates to the management compensation disclosure;

•	updates to the plan of distribution;

•	updated information regarding certain U.S. federal income tax considerations;

•	updates to our management;

•	updates to the cover page;

•	updates to our risk factors;

•	updated information regarding our distribution policy;

•	updated information with respect to our real properties and borrowings;

•	selected information regarding our operations;

•	information regarding fees and expenses payable to our advisor, our dealer manager and their affiliates;

•	updated experts information;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	updated quantitative and qualitative disclosures about market risk; and

•	our consolidated financial statements and the notes thereto as of and for the year ended December 31, 2017.

Status of the Offering

We commenced this offering of up to $2,000,000,000 in shares of Class A, Class T or Class I common stock on March 2, 2016. On July 11, 2016, we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. As described in the prospectus, we do not pay selling commissions or dealer manager fees in connection with the sale of Class A shares to our advisor. As of August 25, 2017, we had received gross offering proceeds of approximately $20.1 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $87.5 million. As of March 14, 2018, we had accepted aggregate gross offering proceeds of approximately $37.0 million in the primary offering and $0.6 million in the distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “CNL Healthcare Properties II, Inc.” Until we have raised $87.5 million Pennsylvania investors should continue to make their checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.”

Duration of the Offering

On December 21, 2017, our board of directors extended this primary initial public offering for an additional one-year period. Accordingly, we will continue to offer shares of our common stock on a continuous basis until the earlier of the date on which the maximum offering amount has been sold, or March 2, 2019, unless extended in accordance with applicable securities laws.

Updated Information Regarding Escrow

The following disclosure replaces the similar disclosure in the section of the prospectus entitled “How to Subscribe” and all related disclosure throughout the prospectus.

•	Except with respect to subscriptions from Pennsylvania investors, deliver your check payable to “CNL Healthcare Properties II, Inc.” for the full purchase price of the shares of our common stock being subscribed for, along with a completed, executed subscription agreement to your participating broker-dealer.

•	Pennsylvania investors should make checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.” until such time as we have raised $87,500,000 in subscription proceeds, and the funds are released from escrow. At that time, we will notify our dealer manager and participating brokers and ask that checks thereafter be made payable to “CNL Healthcare Properties II, Inc.” See “Plan of Distribution—The Offering” and “Plan of Distribution—Subscription Procedures.”

The following disclosure replaces the fifth paragraph in the section of the prospectus entitled “Plan of Distribution—The Offering” and all related disclosure throughout the prospectus.

This offering commenced on March 2, 2016. On July 11, 2016, we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. As of August 25, 2017, we had received gross offering proceeds of approximately $20.1 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $87.5 million. Subscription funds from Pennsylvania investors will be held in escrow until we sell $87.5 million in shares of common stock. The offering proceeds from Pennsylvania investors will be held in an interest bearing escrow account at the escrow agent, UMB Bank, N.A., until we meet the minimum offering requirement. Thereafter, the offering proceeds will be released to us and will be available for investment or the payment of fees and expenses as soon as we accept your subscription agreement. We generally intend to admit stockholders on a daily basis. Subject to certain exceptions, you must initially invest at least $5,000 in shares of our common stock. We may continue to offer shares of our common stock until the earlier of the date on which the maximum offering amount has been sold, or March 2, 2018, unless extended for an additional period in accordance with Commission rules. However, in certain states the offering may continue for just one year unless we renew the offering period. We reserve the right to terminate this offering at any time.

The following disclosure replaces the similar disclosure in the second paragraph in the section of the prospectus entitled “Plan of Distribution—Subscription Procedures” and all related disclosure throughout the prospectus.

Checks may be made payable to “CNL Healthcare Properties II, Inc.,” except for Pennsylvania investors. Pennsylvania investors should make checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.” until we have accepted subscriptions for shares totaling at least $87,500,000. Completed subscription agreements from Pennsylvania investors and the subscribers’ checks will be sent directly to the transfer agent by the participating brokers, and our transfer agent will deliver such checks to the escrow agent no later than the close of business on the day that the transfer agent receives the checks.

The following disclosure replaces the similar disclosure in the third paragraph in the section of the prospectus entitled “Plan of Distribution—Subscription Procedures” and all related disclosure throughout the prospectus.

If the subscription documents from Pennsylvania investors are found to be in good order, then the investor’s funds will remain in escrow pending our receipt and acceptance of subscriptions for the minimum offering amount. If the subscription documents are rejected for any reason, we will instruct the escrow agent to promptly issue a refund payment payable to the subscriber to be transmitted to our transfer agent for return to the subscriber.

Determination of Estimated Net Asset Value per Share and Offering Prices

On March 14, 2018, our board of directors unanimously approved $10.06 as the estimated NAV per share of each class of our common stock outstanding as of December 31, 2017, based on the estimated value of our assets less the estimated value of our liabilities, divided by 3,074,396 shares issued and outstanding as of December 31, 2017, including restricted shares to our advisor. There have been no material changes between December 31, 2017 and the date of this supplement that would impact the overall estimated NAV per share. Also, on March 14, 2018, our board of directors unanimously approved offering prices for each class of shares of our common stock to be sold in our public offering based on the estimated NAV per share for each class plus applicable upfront selling commissions and dealer manager fees, effective after the close of business on March 15, 2018. Accordingly, the offering prices will be $10.99, $10.56 and $10.06 per share for the purchase of Class A, Class T and Class I shares of our common stock, respectively, (the “Offering Prices”) in our ongoing primary public offering.

In establishing the estimated NAV, our board of directors engaged an independent investment banking firm that specializes in providing real estate financial services, CBRE Capital Advisors, Inc. (“CBRE Cap”), to provide (i) property-level and aggregate valuation analyses of the company, (ii) a range for the estimated NAV per share for each class of shares of our common stock; and (iii) consideration of other information provided by our advisor.

Background

In February 2018, our board of directors initiated a process to update our estimated NAV to (i) provide existing investors and broker-dealers with increased transparency and an estimated value of our shares based on the value of our current portfolio as of December 31, 2017; and (ii) furnish potential new investors and broker-dealers with updated information regarding our performance and assets to enhance a better understanding of us. The valuation committee of our board of directors (the “Valuation Committee”), comprised solely of independent directors, was charged with oversight of the valuation process, including review and approval of the valuation process and methodology, the consistency of the valuation methodology with real estate industry standards and practices, and the reasonableness of the assumptions utilized in the valuation. On the recommendation of the Valuation Committee and the approval of our board of directors, we engaged CBRE Cap as our independent valuation expert.

From CBRE Cap’s engagement through the issuance of its valuation report as of March 14, 2018, (the “Valuation Report”), CBRE Cap held discussions with our advisor and conducted or commissioned such appraisals, investigations, research, review and analyses as it deemed necessary. The Valuation Committee, upon its receipt and review of the Valuation Report, concluded that the range of $9.71 and $10.40 for our estimated NAV per share for each class of our common stock proposed in CBRE Cap’s Valuation Report was reasonable, and recommended to our board of directors that it adopt $10.06 as the estimated NAV per share of each class of our common stock, which value falls within the range determined by CBRE Cap in its Valuation Report. At a special meeting of our board of directors held on March 14, 2018, our board of directors accepted the recommendation of the Valuation Committee and approved $10.06, which is the midpoint of the range, as the estimated NAV per share of each class of our common stock as of December 31, 2017, exclusive of any portfolio premium or discount. Our board of directors also approved the Offering Prices for each class of shares of our common stock to be sold in our ongoing Primary Offering of $10.99 per share for Class A shares, $10.56 per share for Class T shares and $10.06 per share for Class I shares, based on the estimated NAV per share for each class of our common stock plus applicable upfront selling commissions and dealer manager fees, effective after close of business on March 15, 2018. CBRE Cap is not responsible for the estimated value per share approved by our board of directors and did not participate in the determination of the Offering Prices for each class of shares of our common stock.

Valuation Methodologies

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by our advisor;

•	reviewed and discussed with our senior management and our advisor the historical and anticipated future financial performance of our properties, including forecasts prepared by our advisor;

•	commissioned restricted use appraisals which contained analysis on our real property assets (the “MAI Appraisals”) and performed analyses and studies for the properties;

•	conducted or reviewed CBRE Cap proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared our financial information to similar information of companies that CBRE Cap deemed to be comparable;

•	reviewed our reports filed with the U.S. Securities and Exchange Commission; and

•	reviewed the unaudited financial statements for the period ended December 31, 2017.

The MAI Appraisals were performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisals were commissioned by CBRE Cap from CBRE Valuation and Advisory Services, a CBRE affiliate that conducts appraisals and valuations of real properties. The MAI Appraisals were prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. CBRE Appraisal Group is not responsible for the estimated value per share approved by our board of directors and did not participate in the determination of the Offering Prices for each class of shares of our common stock.

As of December 31, 2017, we owned two real estate investments consisting of a seniors housing community in Pensacola, Florida and a medical office building in Overland Park, Kansas.

Our real estate properties were classified as wholly owned operating assets in the Valuation Report. Our board of directors considered the following valuation methodologies with respect to such asset class, which were applied by CBRE Cap and summarized in its Valuation Report:

Operating Assets. Unlevered, ten-year discounted cash flow analysis from MAI Appraisals were created for our wholly owned, fully operational properties. The “terminal capitalization rate” method was used to calculate terminal value of the assets, with such rate based on the specific geographic location of the assets and other relevant factors.

Debt. Our debt from our December 31, 2017 balance sheet, with certain adjustments related to amortized loan costs, was reviewed for reasonableness by CBRE Cap and utilized in its Valuation Report.

Valuation Summary; Material Assumptions

The valuation process used by us to determine an estimated NAV was designed generally in accordance with certain recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in the Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the IPA in April, 2013.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow model to estimate the value of our operating assets as of December 31, 2017.

TABLE OF MAJOR INPUTS
Assumptions	December 31, 2017 Amount / Range
Discount rates
Wholly Owned Properties
Senior Housing	8.71% - 8.29%
Medical Office	6.92% - 6.58%

Terminal capitalization rates
Wholly Owned Properties
Senior Housing	7.69% - 7.31%
Medical Office	6.41% - 6.09%

In its Valuation Report, CBRE Cap included an estimate of the December 31, 2017 value of our assets, including cash and other assets net of payables, accruals and other liabilities. Such values were derived from our adjusted balance sheet as of December 31, 2017.

In its Valuation Report, CBRE Cap estimated the value of our real estate portfolio to be in the range of $37.8 million to $39.9 million and our NAV to range from between $29.8 million and $32.0 million, or between $9.71 and $10.40 per share, based on a share count of 3,074,396 shares issued and outstanding as of December 31, 2017, including restricted shares to our advisor.

The valuation range was calculated by varying the discount rates and terminal capitalization rates by 2.5% in either direction, which represents a 5% sensitivity. CBRE Cap set the range at a weighted average of approximately 39 basis points on the discount rate and approximately 35 basis points on the terminal capitalization rate. The terminal capitalization rates were used to calculate the terminal value of the assets and were sourced from MAI Appraisals, which were based on location, asset quality and supply and demand metrics.

Taking into consideration the reasonableness of the valuation methodologies, assumptions and estimated range of values contained in CBRE Cap’s Valuation Report, the Valuation Committee recommended that our board of directors approve $10.06 as the estimated NAV per share and our board of directors ultimately approved $10.06 as the estimated NAV per share of each class of our common stock. As with any valuation methodology, the methodologies considered by the Valuation Committee and our board of directors, in reaching an estimate of the value of our shares, are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares.

The following table summarizes the material components of our estimated NAV as of December 31, 2017 compared to those as of June 30, 2017:

Table of Value Estimates for Components of Net Asset Value

	Value as of 12/31/17 ($ in 000’s)	Value as of 12/31/17 Per Share (1)	Value as of 6/30/17 ($ in 000’s)	Value as of 6/30/17 Per Share (2)
Present value of wholly owned operating asset(s)	$38,880	$12.65	$23,600	$14.44
Cash and cash equivalents	12,422	4.04	9,525	5.82
Other assets	189	0.06	196	0.12
Wholly-owned debt outstanding	(19,813)	(6.44)	(16,363)	(10.01)
Accounts payable and other accrued expenses	(478)	(0.16)	(480)	(0.29)
Other liabilities	(287)	(0.09)	(121)	(0.08)

Net asset value	$30,914	$10.06	$16,358	$10.00

(1)	Based on approximately 3.07 million shares outstanding as of December 31, 2017.
(2)	Based on approximately 1.63 million shares outstanding as of June 30, 2017.

Additional Information Regarding the Valuation, Limitations of Estimated Share Value and the Engagement of CBRE Cap

Throughout the valuation process, the Valuation Committee, our advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

CBRE Cap’s Valuation Report was based upon market, economic, financial and other information, circumstances and conditions existing prior to December 31, 2017, and any material change in such information, circumstances and/or conditions may have a material effect on our estimated NAV. CBRE Cap’s valuation materials were addressed solely to our board of directors to assist it in establishing an estimated value of each class of our common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of each class of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by us or our advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise CBRE Cap promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and was not requested to, solicit third party indications of interest for us in connection with possible purchases of our securities or the acquisition of all or any part of us.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating properties and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and us. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally. Accordingly, with respect to the estimated NAV of each class of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value for the respective class of shares;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV for the respective class of shares of common stock upon liquidation of our assets and settlement of our liabilities or a sale of us;

•	our shares would trade at a price equal to or greater than the estimated NAV for the respective class of shares if we listed them on a national securities exchange; or

•	the methodology used to estimate our NAV would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The December 31, 2017, estimated NAV was determined by our board of directors at a special meeting held on March 14, 2018. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to continue to determine our estimated NAV at least annually.

CBRE Group, Inc., (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2017 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services.

During the past four years we and our affiliates have engaged CBRE Cap and other affiliates of CBRE for various real estate-related services and/or to serve as a third-party valuation advisor. We anticipate that CBRE Cap and other affiliates of CBRE will continue to provide similar services to us and our affiliates in the future. In addition, we may in our discretion engage CBRE Cap to assist our board of directors in future determinations of our estimated NAV. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and our affiliates have engaged and/or may engage in the future CBRE, CBRE Cap or their affiliates for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the accounts of its customers in commercial real estate assets of the same kind and in the same markets as our assets.

Distribution Reinvestment Plan Share Price

We will continue to offer shares of each class of our common stock pursuant to our Distribution Reinvestment Plan (“DRP”). Effective March 29, 2018, the price for sales of shares under the DRP will be equal to the updated estimated NAV per share for each class of shares of our common stock, as applicable.

Redemption Plan

Our Amended and Restated Redemption Plan continues to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to us prior to any listing of our shares.

Effective March 29, 2018, under the Amended and Restated Redemption Plan, all shares of common stock or fractions thereof that have been held for at least one year may be submitted for redemption at an amount equal to our updated estimated NAV per share for each class, as applicable, as of the redemption date.

There is no assurance that there will be sufficient funds available for redemption or that we will redeem shares and, accordingly, a stockholder’s shares may not be redeemed. The Amended and Restated Redemption Plan does not limit our ability to repurchase shares from stockholders by any other legally available means for any reason that our advisor, in its discretion, deems to be in our best interests. None of our sponsor, advisor, any member of our board of directors, or any of their affiliates will receive any fee in connection with the repurchase of shares by us under the Amended and Restated Redemption Plan.

Net Proceeds Table

The following table replaces the similar table on the cover of the prospectus.

	Maximum Aggregate Price to Public	Maximum Selling Commissions and Dealer Manager Fees		Proceeds to Us Before Expenses (1)
Maximum Offering	$1,750,000,000	$82,250,000	(2)	$1,667,750,000
Class A Shares, Per Share (2)	$10.99	$0.93		$10.00
Class T Shares, Per Share (3)	$10.56	$0.50		$10.00
Class I Shares, Per Share (3)	$10.06	$—		$10.00
Distribution Reinvestment Plan (4)	$250,000,000	$—		$250,000,000
Class A Shares, Per Share	$10.00	$—		$10.00
Class T Shares, Per Share	$10.00	$—		$10.00
Class I Shares, Per Share	$10.00	$—		$10.00

(1)	The proceeds are calculated without deducting certain organization and offering expenses. The total of the other organization and offering expenses, excluding selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, are estimated to be approximately $17,500,000 if the maximum primary offering amount is sold. Our advisor will pay these other organization and offering expenses on our behalf, without reimbursement by us.
(2)	The maximum and minimum selling commissions and dealer manager fees assume that 5%, 90% and 5% of the gross offering proceeds from the primary offering are from sales of Class A, Class T, and Class I, respectively. The maximum upfront selling commissions and dealer manager fees are equal to 8.5%, 4.75% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors. Prior to March 20, 2017, the maximum selling commissions and dealer manager fees were equal to 9.75% of the sale price for Class A shares, with discounts available to some categories of investors. An insignificant number of Class A shares, Class T shares and Class I were sold on the terms in effect prior to March 20, 2017, and therefore we have assumed for purposes of this table and similar estimates throughout this prospectus that all Class A shares, Class T shares and Class I shares are sold on the terms in effect pursuant to this prospectus.
(3)	The Company will also pay an annual distribution and stockholder servicing fee, subject to certain limits, with respect to the Class T and Class I shares sold in the primary offering in an annual amount equal to 1.00% and 0.50%, respectively of the current primary gross offering price per Class T or Class I share, respectively, or, in certain cases, the estimated net asset value per Class T or Class I share, respectively, payable on a quarterly basis. See “Plan of Distribution.”
(4)	We will not pay selling commissions, dealer manager fees, annual distribution and stockholder servicing fees, or reimburse issuer costs, in connection with shares of common stock issued through our distribution reinvestment plan. For participants in the distribution reinvestment plan, distributions paid on Class A shares, Class T shares and Class I shares, as applicable, will be used to purchase Class A shares, Class T shares and Class I shares, respectively.

Estimated Use of Proceeds

The following disclosure replaces the first paragraph in the “Estimated Use of Proceeds” section of the prospectus.

The following tables present information about how the proceeds raised in this primary offering will be used. Information is provided assuming (i) the sale of the maximum offering amount and (ii) that 5% of the gross offering proceeds from the primary offering is from sales of Class A shares, 90% is from sales of Class T shares and 5% is from sales of Class I shares, based on the offering prices of $10.99, $10.56 and $10.06, respectively. The

5%/90%/5% allocation assumption is based upon our dealer manager’s expectations, taking into consideration experiences of other multi-class blind pool initial public offerings of common stock by REITs as well as upcoming regulatory changes. There can be no assurance that this assumption will prove to be accurate. Many of the numbers in the table are estimates because all fees and expenses cannot be determined precisely at this time. The actual amount of investment service fees and expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate amount borrowed. The actual use of proceeds is likely to be different than the figures presented in the table because we may not raise the maximum offering amount. Raising less than the maximum offering amount or selling a different percentage of Class A, Class T and Class I shares will alter the amounts of commissions, fees and expenses set forth below.

The following disclosure replaces footnote (3) to the tables in the “Estimated Use of Proceeds” section of the prospectus.

(3) Other organization and offering expenses include any and all costs and expenses, excluding selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, incurred by us in connection with our formation, qualification and registration, and the marketing and distribution of our shares in this offering, including, without limitation, the following: amounts for Commission registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the offering. The total of these other organization and offering expenses are estimated to be approximately $17,500,000 if the maximum primary offering amount is sold. For purposes of these tables, estimated other organization and offering expenses are allocated among the Class A, Class T and Class I shares pro rata on a per share basis, assuming 5% of the gross offering proceeds from the primary offering is from sales of Class A shares, 90% is from sales of Class T shares and 5% is from sales of Class I shares, based on the offering prices of $10.99, $10.56 and $10.06, respectively. Our advisor will pay these other organization and offering expenses on our behalf, without reimbursement by us. See “The Advisor and the Advisory Agreement.”

Management Compensation

The following disclosure replaces footnote (1) to the table in the “Management Compensation” section of the prospectus.

(1) The estimated maximum dollar amounts are based on the assumed sale of the maximum primary offering as follows: for the $1,750,000,000 in shares sold, 5% of the gross offering proceeds are from Class A shares, 90% of the gross offering proceeds are from Class T shares and 5% of the gross offering proceeds are from Class I shares.

Plan of Distribution

The following disclosure replaces the second paragraph in the “Plan of Distribution—The Offering” section of the prospectus.

Shares of our common stock in the primary offering are being offered to the public at $10.99 per Class A share, $10.56 per Class T share and $10.06 per Class I share. See below for a description of the discounts that are available to certain Class A purchasers. Subject to certain exceptions described in this prospectus, you must initially invest at least $5,000 in shares of our common stock. Class I shares are available (i) to investors purchasing through certain registered investment advisors and (ii) to any other categories of purchasers or through any other distribution channels that we name in an amendment or supplement to this prospectus.

The following disclosure replaces the second paragraph in the “Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)” section of the prospectus.

We expect our dealer manager to utilize multiple distribution channels to sell our Class A and Class T shares, including through FINRA-registered broker-dealers and financial intermediaries exempt from broker-dealer registration. In the event of the sale of shares in our primary offering by broker-dealers that are members of FINRA, the purchase price generally will be $10.99 per Class A share and $10.56 per Class T share. Selling commissions and dealer manager fees generally will be paid in connection with such sales. In the event of the sale of Class A shares in our primary offering through certain investment advisory representatives as described below, the purchase price of such shares will be $10.33 per share, reflecting the fact that we will not pay our dealer manager the 6.00% selling commission on such Class A shares, as described in more detail below. The Class T shares will not be sold through investment advisory representatives.

The following disclosure replaces the eighth paragraph in the “Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)” section of the prospectus.

If $1.75 billion in shares (consisting of $87.5 million in Class A shares, $1.575 billion in Class T shares, and $87.5 million in Class I shares) are sold in the primary offering, then, based solely on estimated selling commissions and dealer manager fees, a maximum amount of approximately $67.8 million in annual distribution and stockholder servicing fees may be paid before the 10% limit on Class T shares and Class I shares is reached. These estimates will change if the actual allocation of Class A, Class T and Class I shares differs from our estimate. The aggregate amount of underwriting compensation for the Class A shares, Class T shares and Class I shares, including the annual distribution and stockholder servicing fees for the Class T shares and Class I shares, will not exceed FINRA’s 10% cap on underwriting compensation.

The following disclosure replaces the similar disclosure in the “Plan of Distribution—Volume Discounts (Class A and Class T Shares Only)” section of the prospectus.

Volume Discounts (Class A and Class T Shares Only)

In connection with the purchase of a certain minimum number of Class A shares by an investor who does not otherwise qualify for the reduction in selling commissions described above, the amount of selling commissions otherwise payable to the dealer manager (and reallowable by the dealer manager to a participating broker) may be reduced in accordance with the following schedule:

		Maximum Reallowable Commissions on Sales per Incremental Share in Volume Discount Range
Amount of Shares Purchased	Purchase Price per Incremental Class A Share in Volume Discount Range	Percent	Dollar Amount
Up to $500,000	$10.990	6.00%	$0.659
$500,001—$1,000,000	$10.880	5.00%	$0.550
$1,000,001—$2,500,000	$10.770	4.00%	$0.440

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $1,250,000 would result in the purchase of 114,663.562 shares at a weighted average purchase price of $10.901 per share as shown below:

•	$500,000 at $10.990 per share = 45,495.905 shares (6.00% selling commission + 2.50% dealer manager fee);

•	$500,000 at $10.880 per share = 45,955.460 shares (5.00% selling commission + 2.50% dealer manager fee); and

•	$250,000 at $10.770 per share = 23,212.197 shares (4.00% selling commission + 2.50% dealer manager fee).

In connection with the purchase of a certain minimum number of Class T shares by an investor, the amount of selling commissions otherwise payable to the dealer manager (and reallowable by the dealer manager to a participating broker) may be reduced in accordance with the following schedule (for the purposes of the table below, we assume the maximum selling commission of 3.00%; if a lower selling commission is chosen then we will still assume 3.00% has been chosen for purposes of computing the volume discount, and apply it to the dealer manager fee if necessary):

		Maximum Reallowable Commissions on Sales per Incremental Share in Volume Discount Range
Amount of Shares Purchased	Purchase Price per Incremental Class T Share in Volume Discount Range	Percent	Dollar Amount
Up to $500,000	$10.560	3.00%	$0.317
$500,001—$1,000,000	$10.454	2.00%	$0.211
$1,000,001—$2,500,000	$10.349	1.00%	$0.106

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, an investment of $1,250,000 in shares of our common stock would result in a total purchase of approximately 119,332.627 shares at a weighted average purchase price of $10.475 per share as shown below:

•	$500,000 at $10.560 per share = 47,348.485 shares (3.00% selling commission + 1.75% dealer manager fee);

•	$500,000 at $10.454 per share = 47,826.752 shares (2.00% selling commission + 1.75% dealer manager fee); and

•	$250,000 at $10.349 per share = 24,157.390 shares (1.00% selling commission + 1.75% dealer manager fee).

To the extent requested in writing by an investor as described below, our volume discount is cumulative. To the extent an investor’s cumulative purchases qualify for a volume discount, the investor’s purchase will qualify for a volume discount equal to (i) the volume discount for the applicable individual purchase or (ii) to the extent the subsequent purchase when aggregated with the prior purchase(s) qualifies for a greater volume discount, a greater discount. If an investor purchases more than one class of shares, then volume discounts will be determined by taking into account an investor’s complete subscription for shares regardless of share class and applied to the separate class purchases on a pro rata basis.

Updates to U.S. Federal Income Tax Considerations

On November 16, 2017, the U.S. House of Representatives passed the Tax Cuts and Jobs Act (H.R. 1). On December 2, 2017, the Senate passed a different version of the Tax Cuts and Jobs Act. On December 15, 2017, the House and Senate released a Conference report reconciling the House and Senate bills and producing a bill, which was subsequently adopted by both the House and the Senate, and signed into law by the President on December 22, 2017.

The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and potential taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system, with 40-year useful life for nonresidential real property and a 20-year useful life for qualified improvement property (although a potential drafting error makes the useful life for qualified improvement property uncertain). There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Internal Revenue Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may potentially (and negatively) affect the markets in which we may invest.

Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.

Management

The following disclosure updates the section entitled “Management – Directors and Executive Officers” and all related disclosure throughout the prospectus.

On June 12, 2017, our board of directors appointed L. Burke Rainey, age 35, to serve as our chief accounting officer and vice president, effective as of June 12, 2017. In connection with Mr. Rainey’s appointment, Ixchell C. Duarte, who has served as our chief accounting officer and senior vice president since January 2016, resigned as our chief accounting officer and continues to serve as a senior vice president.

The following is a summary of Mr. Rainey’s business experience and other biographical information:

L. Burke Rainey, Chief Accounting Officer and Vice President. Mr. Rainey has served as our vice president and chief accounting officer since June 2017. He previously served as our controller from the Company’s inception to June 2017. Mr. Rainey has also served as the controller of CNL Healthcare Properties, Inc., a public non-traded REIT, from April 2014 to June 2017 and as their director of accounting and financial reporting from November 2012 to March 2014. Mr. Rainey also served in comparable positions at Global Income Trust, Inc., a public non-traded REIT, from November 2012 through the completion of its exit strategy and dissolution in December 2015. Prior to joining the Company, Mr. Rainey worked in the assurance practice of Ernst & Young LLP’s Miami office; most recently serving as an audit manager on several multinational clients. He is a licensed certified public accountant in the State of Florida and a chartered global management accountant. Mr. Rainey received a B.B.A with a major in accountancy and an M.S.A with a concentration in financial reporting and assurance services from the Mendoza College of Business at the University of Notre Dame.

On December 6, 2017, Thomas K. Sittema, who has served as our chairman of the board of directors since November 2015 and as a director since our inception, notified our board of his intention to resign from his position as chairman of the board and as a director effective December 31, 2017. Mr. Sittema also announced his intention to resign from his position as chief executive officer of our advisor.

Upon receipt of Mr. Sittema’s notice, on December 7, 2017, the remaining members of our board, by unanimous written consent, elected Mr. Stephen H. Mauldin to serve as chairman of the board effective January 1, 2018. Mr. Mauldin previously served as a director and vice chairman of the board until being appointed as chairman. Mr. Mauldin will continue to serve as our chief executive officer and president. No additional directors have been elected by the board at this time.

On January 30, 2018, Kevin R. Maddron tendered his resignation as our chief financial officer, chief operating officer and treasurer, effective as of February 7, 2018. In connection with Mr. Maddron’s resignation, our board of directors appointed Ixchell C. Duarte, age 51, to serve as our chief financial officer and treasurer, effective February 7, 2018, and John F. Starr, age 43, to serve as our chief operating officer, effective February 7, 2018.

The following is a summary of Mr. Starr’s business experience and other biographical information:

John F. Starr, Chief Operating Officer and Senior Vice President. Mr. Starr has served as our chief operating officer since February 2018 and as our senior vice president since January 2016. Mr. Starr has served as senior vice president of our advisor since its inception on July 9, 2015. Mr. Starr has served as chief operating officer of CNL Healthcare Properties, Inc., a public, non-traded REIT, since February 2018 and as senior vice president since January 2016. He has served as senior vice president of CNL Healthcare Corp., the advisor to CNL Healthcare Properties, Inc. since March 2013. Mr. Starr served as senior vice president of CNL Lifestyle Properties, Inc., from March 2013 until its dissolution in December 2017. Mr. Starr served as chief portfolio management officer of CNL Growth Properties, Inc., a public, non-traded REIT from December 2012 until its dissolution in October 2017. Since 2002, Mr. Starr has held various positions with multiple CNL affiliates. Mr. Starr served as chief portfolio management officer of Global Income Trust, Inc. from December 2012 until its dissolution in December 2015. Mr. Starr has served as group chief operating officer at CNL Financial Group Investment Management, LLC since February 2018, and served as chief portfolio management officer (January 2013 to November 2015) and chief portfolio officer (November 2015 to February 2018) responsible for developing and implementing strategies to maximize the financial performance of CNL’s real estate portfolios, which included executive leadership of the platform portfolio reporting and debt capital markets groups. He also served as a senior vice president of CNL Private Equity Corp. from December 2010 until his appointment as the chief portfolio management officer. Between June 2009 and December 2010, he served as CNL Private Equity Corp.’s senior vice president of asset management, responsible for the oversight and day-to-day management of all real estate assets from origination to disposition. At CNL Management Corp., Mr. Starr served as senior vice president of asset management, from June 2007 to December 2010. Between January 2004 and February 2005, Mr. Starr served as vice president of real estate portfolio management at Trustreet, and from February 2005 to February 2007, he served as Trustreet’s vice president of special servicing, and as president of a Trustreet affiliate, where he was responsible for the resolution and value optimization of distressed leases and loans. From February 2007 to May 2007, following the sale of Trustreet to GE Capital, he served as GE Capital, Franchise Finance’s vice president of special servicing, before rejoining CNL affiliates in June 2007. Between May 2002 and January 2004, Mr. Starr was assistant vice president of special servicing at CNL Restaurant Properties, Inc. Prior to joining CNL’s affiliates, Mr. Starr served in various positions in the credit products management group at Wachovia Bank, Orlando, Florida, from December 1997 to May 2002. Mr. Starr received a B.S. in business and an M.B.A. from the University of Florida in 1997 and 2007, respectively.

The following disclosure replaces the biography of Ms. Duarte in the section of the prospectus entitled “Management –Directors and Executive Officers.”

Ixchell C. Duarte, Chief Financial Officer, Treasurer and Senior Vice President. Ms. Duarte has served as our chief financial officer and treasurer since February 2018 and as senior vice president since January 2016. Ms. Duarte served as our chief accounting officer from January 2016 to June 2017. Ms. Duarte has served as senior vice president and chief accounting officer of our advisor since its inception on July 9, 2015. Ms. Duarte has served as chief financial officer and treasurer of CNL Healthcare Properties, Inc., a public, non-traded REIT, since February

2018 and as a senior vice president since March 2012. Ms. Duarte also served as chief accounting officer from March 2012 until June 2017, and was previously a vice president from February 2012 to March 2012. She also has served as senior vice president and chief accounting officer of CNL Healthcare Corp., the advisor to CNL Healthcare Properties, Inc., since November 2013. Ms. Duarte served as senior vice president and chief accounting officer of CNL Lifestyle Properties, Inc., a public, non-traded REIT from March 2012 until its dissolution in December 2017. Ms. Duarte served as senior vice president and chief accounting officer of its advisor from November 2013 to December 2017. Ms. Duarte served as senior vice president and chief accounting officer of CNL Growth Properties, Inc., a public non-traded REIT from June 2012 until its dissolution in October 2017. Ms. Duarte served as senior vice president of its advisor from November 2013 to December 2017. She also served as senior vice president and chief accounting officer of Global Income Trust, Inc., a public non-traded REIT, from June 2012 until its dissolution in December 2015, and served as a senior vice president of its advisor from November 2013 to December 2016. Ms. Duarte served as controller at GE Capital, Franchise Finance, from February 2007 through January 2012 and served as senior vice president and chief accounting officer of Trustreet Properties, Inc., a publicly traded REIT. Prior to that, she held various other positions with Trustreet and predecessor CNL companies, including senior vice president, chief financial officer, secretary and treasurer. Ms. Duarte began her career in the audit practice of KPMG, LLP and then Coopers & Lybrand. She received a B.S. in accounting from the Wharton School of the University of Pennsylvania and is a certified public accountant.

Cover Page

The following disclosure replaces the similar risk factor found on the cover page of the prospectus.

As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering. We may have difficulty funding our distributions with funds provided by cash flows from operating activities; therefore, during our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to our advisor or its affiliates, cash resulting from our advisor or its affiliates paying certain of our expenses, and proceeds from the sales of assets or from our cash balances (which may constitute a return of capital). The use of these sources to pay distributions could adversely impact the value of your shares.

Risk Factors

The following risk factors supplement the risk factors, or update or replace the similar risk factors, in the section of the prospectus entitled “Risk Factors—Risks Related to This Offering” and all related disclosure throughout the prospectus.

We only own two properties, which increases the risk that adverse changes in the performance or value of those properties could materially affect our results of operations, our NAV and returns to our investors.

We currently own two real estate investments consisting of a seniors housing community and a medical office building. As a result, we are subject to greater risks associated with geographic and property-type concentration in a small number of assets. A decline in in the performance or value of those assets will adversely affect our performance and the value of the investments of our stockholders.

Because the current offering prices for our shares in this public offering exceed the net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.

The offering prices in this primary public offering are based on the estimated NAV per share for each class, as determined by our board of directors, plus applicable upfront selling commissions and dealer manager fees. In addition, under our distribution reinvestment plan distributions will be reinvested in additional shares at prices per share equal to the current NAV per share for each class, as applicable. Our current public offering prices for our shares exceed our net tangible book value per share, which amount is the same for all three classes. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering, including selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of stock dividends. As of December 31, 2017, our net tangible book value per share of shares of our shares was $8.78. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.

Our offering prices per share for each class of our shares are primarily based on the estimated NAV per share of each class of our shares plus applicable upfront selling commissions and dealer manager fees, but also based upon subjective judgments, assumptions and opinions by management, which may or may not turn out to be correct. Therefore, our offering prices may not reflect the amount that might be paid to you for your shares in a market transaction and may not be indicative of the price at which our shares would trade if they were actively traded.

On March 14, 2018, our board of directors approved an estimated NAV per share of $10.06 for each class of shares of our common stock as of December 31, 2017. To assist FINRA members and their associated persons that participate in this offering of common stock in meeting their customer account statement reporting obligations pursuant to applicable FINRA and NASD Conduct Rules, we will disclose in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and/or in our Current Reports on Form 8-K, our estimated NAV per share of each class of our shares. This estimated value per share will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules.

The estimated NAV per share for each class of our shares will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will generally be consistent with the recommendations in the Investment Program Association Practice Guideline 2013-01- Valuations of Publicly Registered, Non-Listed REITs. The three share classes in this offering are meant to provide broker-dealers with more flexibility to facilitate investment in us and are offered partially in response to recent changes to the applicable FINRA and NASD Conduct Rules regarding the reporting of our estimated NAV per share of each class of our shares.

Our board of directors determined the offering price of each class of our shares based upon a number of factors but primarily based on the estimated NAV per share of our shares determined by our board of directors. Although we established the estimated NAV per share generally in accordance with our valuation policy and certain recommendations and methodologies of the Investment Program Association, the valuation methodologies used by the independent valuation firm retained by our board of directors to estimate the value of our property and the estimated NAV of each class of our shares as of December 31, 2017 involved subjective judgments, assumptions and opinions, which may or may not turn out to be correct. Our board of directors also took into consideration applicable upfront selling commissions and dealer manager fees of this offering in establishing the current offering prices for each class of our shares. As a result of these, as well as other factors, our offering prices for each class of our shares may not reflect the amount that might be paid to you for your shares in a market transaction or of the proceeds that you would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders. See “Description of Capital Stock—Valuation Policy” for a description of our policy with respect to valuations of our common stock.

The estimated NAV per share of each class of our shares is based upon a valuation of two of our properties as of December 31, 2017 and does not take into account how developments subsequent to the valuation date related to individual assets, the financial or real estate markets or other events may have increased or decreased the value of our portfolio. The valuation and appraisal of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of our properties. Therefore, our estimated NAV per share for each class of our shares may not reflect the amount that would be realized upon a sale of our properties.

On March 14, 2018, our board of directors approved a NAV per share of $10.06 for each class of shares of our common stock as of December 31, 2017. We intend to use this NAV as the estimated per share value of each class of our shares until the next net asset valuation approved by our board of directors. We expect to perform a net asset valuation at least annually. We will disclose future estimates of our NAV to stockholders in our filings with the Commission.

Further, our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of December 31, 2017. We did not make any adjustments to our estimated NAV subsequent to December 31, 2017, including adjustments relating to, among others, the issuance of common stock, the payment of related offering costs, net operating income earned or distributions declared. The NAV of our shares will fluctuate over time in response to a number of factors, including but not limited to the proceeds raised from this offering, future investments, the performance of individual assets in our portfolio, the management of those assets, and the real estate and finance markets.

For the purposes of calculating our estimated NAV per share of each class of our shares, we retained an investment banking firm as valuation expert to provide a range of per share values for our and a valuation of our property as of December 31, 2017. The valuation methodologies used to estimate the NAV of each class of our shares, as well as the value of one of our properties, involved certain subjective judgments, including but not limited to, discounted cash flow analysis. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and our valuation expert. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuation of our property may not correspond to the realizable value upon a sale of the asset. Because the price you will pay for shares in this offering is primarily based on our estimated NAV per share for each class of shares plus applicable upfront selling commissions and dealer manager fees, you may pay more than realizable value for your investment when you purchase your shares or receive less than realizable value when you sell your shares.

The actual value of shares that we repurchase under our redemption plan may be substantially less than what we pay.

Under our redemption plan, the price for the repurchase of shares shall be equal to the then-current NAV per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the Commission. These prices may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Accordingly, when we repurchase shares of our common stock, the actual value of the shares that we repurchase may be less than the price that we pay, and the repurchase may be dilutive to our remaining stockholders.

We may have difficulty funding our distributions with funds provided by cash flows from operating activities; therefore, we may use cash flows from financing activities, which may include borrowings and net proceeds from primary shares sold in this offering, proceeds from the issuance of shares under our distribution reinvestment plan, cash resulting from a waiver or deferral of fees by our advisor or from expense support provided by our advisor or other sources to fund distributions to our stockholders. The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of your investment by creating future liabilities, reducing the return on your investment or otherwise.

Until the proceeds from this offering are fully invested, and from time to time thereafter, we may not generate sufficient cash flows from operating activities, as determined on the basis of generally accepted accounting principles (“GAAP”), to fully fund distributions to you. Therefore, particularly during our offering stage, it is likely we will continue to fund a portion of distributions to our stockholders with cash flows from financing activities, which may include borrowings and net proceeds from primary shares sold in this offering, proceeds from the issuance of shares under our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to our advisor or its affiliates, cash resulting from our advisor or its affiliates paying certain of our expenses, and proceeds from the sales of assets or from our cash balances. As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering. However, our advisor and its affiliates are under no obligation to defer or waive fees in order to support our distributions and there is no limit on the amount of time that we may use such sources to fund distributions. We may be required to fund distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected or as a result of numerous other factors. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Using certain of these sources may result in a liability to us, which would require a future repayment.

The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock. Because the prices at which we sell each class of our shares are fixed and we do not currently intend to change them, new investors will be impacted to the extent dilutive distributions in excess of earnings have been paid in prior periods as well as if they are paid in future periods. To the extent distributions in excess of current and accumulated earnings and profits (i) do not exceed a stockholder’s adjusted tax basis in our stock, such distributions will not be taxable to a stockholder, but rather a stockholder’s adjusted tax basis in our stock will be reduced; and (ii) exceed a stockholder’s adjusted tax basis in our stock, such distributions will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain.

In addition, our advisor or its affiliates could choose to receive shares of our common stock or interests in the operating partnership in lieu of cash or deferred fees or the repayment of advances to which they are entitled, and the issuance of such securities may dilute your investment in shares of our common stock.

The following risk factor replaces the similar risk factor found in the section of  the prospectus entitled “Prospectus Summary—Summary Risk Factors.”

As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering. We may have difficulty funding our distributions with funds provided by cash flows from operating activities; therefore, during our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with cash flows from financing activities, which may include borrowings, net proceeds from primary shares sold in this offering, proceeds from the issuance of shares under our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to our advisor or its affiliates, cash resulting from our advisor or its affiliates paying certain of our expenses, and proceeds from the sales of assets or from our cash balances (which may constitute a return of capital). The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of your investment by creating future liabilities, reducing the return on your investment or otherwise.

Distribution Policy

The following disclosure replaces the third paragraph in the section of the prospectus entitled “Prospectus Summary—Our Distribution Policy.”

We intend to declare distributions monthly and pay distributions to our stockholders on a quarterly basis provided that our board of directors determines we have, or anticipate having, sufficient cash available to do so. As noted above, cash distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings and net proceeds from shares sold in this offering. As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with the net proceeds from shares sold in this offering During our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with proceeds from shares sold in this offering. There is no assurance we will pay distributions in any particular amount, if at all.

The following disclosure replaces the fourth paragraph in the section of the prospectus entitled “Distribution Policy.”

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that we will be able to achieve expected cash flows necessary to pay distributions or maintain distributions at any particular level, or that distributions will increase over time. As of the date of this supplement, a significant portion of distributions paid to stockholders have been funded with proceeds from our offering. During our offering stage or until we generate sufficient operating cash flow, it is likely we will continue to fund a portion of distributions to our stockholders with proceeds from our offering. See “Risk Factors—Company Related Risks.”

Updated Information Regarding Our Real Properties and Borrowings

Real Property Portfolio

We believe recent demographic trends and compelling supply and demand indicators present a strong case for an investment focus on healthcare real estate and real estate-related assets. We believe that the healthcare sector will continue to provide attractive opportunities as compared to other asset sectors over the long-term.

As of December 31, 2017, our healthcare investment portfolio consisted of interests in one seniors housing property and one medical office building (“MOB.”) Our seniors housing property, Summer Vista Assisted Living (“Summer Vista”) is operated under a RIDEA structure pursuant to a property management agreement with SRI Management, LLC (“Superior Residences”), which represents our only RIDEA operator as of December 31, 2017. Our MOB, Mid America Surgery Institute (“Mid America Surgery”), consisted of five tenants with the largest tenant, Mid America Surgery Institute, accounting for 50.6% of total rentable square feet.

While we are not directly impacted by the performance of our third-party tenants, we believe that the financial and operational performance of our tenants provides an indication about the stability of our tenants and their ability to pay rent. To the extent that our tenants or property managers experience operating difficulties and become unable to generate sufficient cash to make rent payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Our tenants and property managers are generally contractually required to provide this information to us in accordance with their respective lease and/or management agreements. Therefore, in order to mitigate the aforementioned risk, we monitor our investments through a variety of methods determined by the type of property.

We monitor the credit of our tenants to stay abreast of any material changes in quality. We monitor tenant credit quality by (1) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (2) direct interaction with onsite property managers, (3) monitoring news and rating agency reports regarding our tenants (or their parent companies) and their underlying businesses, (4) monitoring the timeliness of rent collections and (5) monitoring lease coverage.

As of December 31, 2017, we had investments in two real estate investment properties. The following table sets forth details on our consolidated healthcare investment portfolio by asset class:

Name	Structure	Date Acquired	Encumbrance (in millions)	Purchase Price (in millions)
Medical Office
Mid America Surgery Institute	Leased	12/27/2017	$5.6	$14.0
Overland Park, KS (“Kansas City”)
Seniors Housing
Summer Vista Assisted Living	RIDEA	3/31/2017	13.9	21.4
Pensacola, FL

			$19.5	$35.4

Portfolio Evaluation

We monitor the performance of our tenants and third-party operators to stay abreast of any material changes in the operations of the underlying properties by (1) reviewing the current, historical and prospective operating margins (measured by a tenant’s earnings before interest, taxes, depreciation, amortization and facility rent), (2) monitoring trends in the source of our tenants’ revenue, including the relative mix of public payors (including Medicare, Medicaid, etc.) and private payors (including commercial insurance and private pay patients), (3) evaluating the effect of evolving healthcare legislation and other regulations on our tenants’ profitability and liquidity, and (4) reviewing the competition and demographics of the local and surrounding areas in which the tenants operate.

Management reviews certain operating and other statistical measures of the underlying property such as occupancy levels and revenue per occupied unit (“RevPOU”), which we define as total revenue before charges for ancillary and care services offered at the community divided by average number of occupied units. As of December 31, 2017, 99% of resident units were occupied at Summer Vista. The average monthly RevPOU as of December 31, 2017 was $3,890 for assisted living units and $4,367 for memory care units. As of December 31, 2017, there was 35 residents on a waitlist indicating interest for units as they become available.

Similarly, within the medical office class, management reviews operating statistics of the underlying properties, including occupancy levels and monthly rent per square foot. As of December 31, 2017, Mid America Surgery was 100% leased to five tenants with a remaining weighted average lease term of approximately 9.1 years. The average monthly rent per square foot for the year ended December 31, 2017 was $1.97.

Lastly, when evaluating the performance of our third-party operators, management reviews monthly financial statements, property-level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections or site visits. All of the aforementioned metrics assist us in determining the ability of our properties or operators to achieve market rental rates, to assess the overall performance of our diversified healthcare portfolio, and to review compliance with leases, debt, licensure, real estate taxes, and other collateral.

Tenant Lease Expirations

The following table lists, on an aggregate basis, scheduled expirations for the next 10 years ending December 31st on our MOB investment Mid America Surgery, assuming that none of the tenants exercise any of their renewal options, as of December 31, 2017:

Year of Expiration (1)	Number of Tenants	Expiring Rentable Square Feet	Expiring Annualized Base Rents (2)	Percentage of Expiring Annual Base Rents
2018	—	—	$—	—
2019	—	—	—	—
2020	1	3,080	93,940	9.1%
2021	—	—	—	—
2022	—	—	—	—
2023	—	—	—	—
2024	1	1,825	53,838	5.2%
2025	—	—	—	—
2026	—	—	—	—
2027	3	33,594	882,593	85.7%

Total	5	38,499	$1,030,371	100.0%

Weighted Average Remaining Lease Term: (3)			9.1 years

FOOTNOTES:

(1)	Represents current lease expiration and does not take into consideration lease renewals available under existing leases at the option of the tenants.
(2)	Represents the current base rent, excluding tenant reimbursements and the impact of future rent escalations included in leases, multiplied by 12 and included in the year of expiration.
(3)	Weighted average remaining lease term is the average remaining term weighted by annualized current base rents.

Borrowings

In August 2016, in connection with a private placement, we issued promissory notes to each of 125 separate investors for a total principal amount of $0.3 million (each a “Note” and collectively the “Notes”). We owe interest on the Notes of approximately $70,000 per annum, which is payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid at any time, in whole or in part, provided that (i) such prepayment include all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Notes, we will pay on the date of such prepayment a one-time premium equal to approximately $31,000.

In March 2017, we entered into a secured mortgage loan agreement with Synovus Bank and received approximately $16.1 million of proceeds from this mortgage loan, which were used to fund the acquisition of Summer Vista (“Summer Vista Loan”). The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of the London Interbank Offered Rate (“LIBOR”) plus 2.85%, with monthly payments of interest only for the first 18 months, and monthly payments of interest and principal for the remaining 42 months using a 30-year amortization period with the remaining principal balance payable at maturity. In December 2017, we paid the sum of approximately $2.2 million of the original outstanding principal balance of the Summer Vista Loan and as a result, the interest payable on the Summer Vista Loan was reduced to a rate equal to the sum of LIBOR plus 2.70% in accordance with the terms of the Summer Vista Loan. We may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

In December 2017, in connection with the Mid America Surgery acquisition, we entered into a secured mortgage loan agreement with Synovus Bank (“Mid America Surgery Loan”) in the maximum aggregate principal amount of $8.4 million, of which approximately $5.6 million was funded in connection with the acquisition of Mid America Surgery and approximately $2.8 million can be funded upon request during the initial 36 month term of the loan provided certain debt service coverage requirements are met. The Mid America Surgery Loan matures on December 15, 2020, subject to one two-year extension option provided certain conditions are met. The Mid America Surgery Loan accrues interest at a rate equal to the sum of the LIBOR plus 2.20%, with monthly payments of interest only during the initial 36 months of the term of the Mid America Surgery Loan with the principal balance payable at maturity.

Selected Information Regarding Our Operations

Distributions

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the year ended December 31, 2017 (in thousands, except per share data):

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows Provided by (Used in) Operating Activities (3)
Periods	Class A Share	Class T Share	Class I Share	Cash Distributions Declared	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments
2017 Quarters
First	$0.1050	$0.0750	$0.1050	$73	$28	$45	$(154)
Second	0.1440	0.1168	0.1337	173	76	97	33
Third	0.1440	0.1169	0.1328	232	114	118	203
Fourth	0.1440	0.1167	0.1311	311	171	140	(37)

Year	$0.5370	$0.4254	$0.5026	$789	$389	$400	$45

2016 Quarters
First	$—	$—	$—	$—	$—	$—	$—
Second	—	—	—	—	—	—	—
Third	0.0700	0.0700	0.0700	20	—	20	(128)
Fourth	0.1050	0.0833	0.1050	37	3	34	(167)

Year	$0.1750	$0.1533	$0.1750	$57	$3	$54	$(295)

FOOTNOTES:

(1)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through March 31, 2017, in monthly amounts equal to $0.0350 per share, less class-specific expenses with respect to each class. Beginning April 1, 2017 and continuing each month through December 31, 2017, monthly cash distributions on the outstanding shares of all classes of our common stock were declared in monthly amounts equal to $0.0480 per share, less class-specific expenses with respect to each class.
(2)	Represents cash distributions declared, the amount of distributions reinvested in additional shares through our distribution reinvestment plan and the amount of offering proceeds used to fund cash distributions.
(3)	For the years ended December 31, 2017 and 2016, our net loss was approximately $1.3 million and $0.3 million, respectively, while cash distributions declared were approximately $0.8 million and $57,000, respectively. For the years ended December 31, 2017 and 2016, approximately 30% and 0%, respectively, of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 70% and 100%, respectively, of the distributions declared were considered to be funded with proceeds from our Offering. For the years ended December 31, 2017 and 2016, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes.

In December 2017, our board of directors declared a monthly cash distribution of $0.0480 and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on January 1, 2018, February 1, 2018 and March 1, 2018. These cash distributions and stock dividends are to be paid and distributed by March 31, 2018.

Redemptions

There were no redemptions requested for the year ended December 31, 2017.

Compensation to Advisor and its Affiliates

The following fees for services rendered are expected to be settled in the form of Restricted Stock pursuant to the Expense Support Agreement for the year ended December 31, 2017 and cumulatively as of December 31, 2017:

	Year Ended December 31, 2017	As of December 31, 2017

Fees for services rendered:
Asset management fees	$130,366	$130,366
Advisor personnel expenses (1)	436,403	436,403

Total fees for services rendered	$566,769	$566,769

Then-current NAV	$10.06	$10.06

Restricted Stock shares (2)	56,339	56,339

FOOTNOTES:

(1)	Amounts consist of personnel and related overhead costs of our advisor or its affiliates (which, in general, are those expenses relating to our administration on an on-going basis) that are reimbursable by the Company.
(2)	Represents restricted stock shares expected to be issued to our advisor as of December 31, 2017 pursuant to the expense support agreement. No fair value was assigned to the restricted stock shares as the shares are expected to be valued at zero upon issuance, which represents the lowest possible value estimated at vesting. In addition, the restricted stock shares will be treated as unissued for financial reporting purposes until the vesting criteria are met.

The fees payable to our dealer manager for the year ended December 31, 2017, and related amounts unpaid as of December 31, 2017 are as follows:

	Years Ended December 31,		Unpaid amounts as of (1) December 31,
	2017	2016	2017	2016
Selling commissions (2)	$666,532	$97,022	$10,000	$6,550
Dealer manager fees (2)	619,123	99,883	18,150	5,823
Distribution and stockholder servicing fees (2)	757,609	157,225	798,524	154,733

	$2,043,264	$354,130	$826,674	$167,106

The expenses incurred by and reimbursable to our advisor and its affiliates for the year ended December 31, 2017, and related amounts unpaid as of December 31, 2017 are as follows:

	Years Ended December 31,		Unpaid amounts as of (1) December 31,

	2017	2016	2017	2016
Reimbursable expenses:
Operating expenses (3)	$983,493	$206,868	$197,235	$73,545
Acquisition fees and expenses (4)	29,922	—	—	—

	$1,013,415	$206,868	$197,235	$73,545

Investment service fees (5)	796,500	—	—	—
Asset management fees (6)	130,366	—	—	—

	$1,940,281	$206,868	$197,235	$73,545

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying consolidated balance sheets.
(2)	Amounts are recorded as stock issuance and offering costs in the accompanying consolidated statements of stockholders’ equity.

(3)	Amounts are recorded as general and administrative expenses in the accompanying consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying consolidated balance sheets. Amounts include approximately $0.4 million and $0.1 million of personnel expenses of affiliates of our advisor for the years ended December 31, 2017 and 2016, respectively.
(4)	Amounts are capitalized as a component of the cost of the assets acquired and allocated on a relative fair value basis.
(5)	For the year ended December 31, 2017, we incurred approximately $0.8 million in investment services fees all of which was capitalized and included in real estate investment properties, net in the accompanying consolidated balance sheets. No such fees were incurred for the year ended December 31, 2016.
(6)	For the year ended December 31, 2017, we incurred approximately $0.1 million in asset management fees, all of which are expected to be settled in accordance with the terms of the expense support agreement. No such fees were incurred for the year ended December 31, 2016.

Selected Financial Data

The following selected financial data should be read in conjunction with “Management’s Discussion And Analysis of Financial Condition and Results of Operations” and “Financial Statements” in this supplement (in thousands, except per share data):

	As of December 31,
Balance Sheet Data:	2017	2016		2015
Total real estate assets, net	$31,086	$	—	$	—
Intangibles, net	4,654		—		—
Cash	12,311		5,977		200
Total assets	48,354		6,409		200
Mortgages and notes payable, net	19,533		313		—
Total liabilities	21,844		576		—
Stockholders’ equity	26,510		5,833		200

	Years Ended December 31,
Operating Data:	2017	2016 (1)	2015
Total revenues	$3,309	$—	$—
Operating loss	(629)	(313)
Net loss	(1,317)	(342)
Class A common stock:
Net loss attributable to Class A stockholders	$(441)	$(253)	$—
Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.75)	$(0.84)	$—
Weighted average number of Class A common shares outstanding (basic and diluted) (2)	585	301	—
Distributions declared per Class A common share (3)	$0.5370	$0.1750	$—
Class T common stock:
Net loss attributable to Class T stockholders	$(833)	$(82)	$—
Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.75)	$(0.84)	$—
Weighted average number of Class T common shares outstanding (basic and diluted) (2)	1,104	97	—
Distributions declared per Class T common share (3)	$0.4254	$0.1533	$—
Class I common stock:
Net loss attributable to Class I stockholders	$(43)	$(7)	$—
Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.75)	$(0.84)	$—
Weighted average number of Class I common shares outstanding (basic and diluted) (2)	57	9	—
Distributions declared per Class I common share (3)	$0.5026	$0.1750	$—

Cash provided by (used in) operating activities	45	(295)	—
Cash used in investing activities	(35,834)	—	—
Cash provided by financing activities	41,851	6,072	—

Other Data:
FFO (4)	$(346)	$(342)	$—
MFFO (4)	(300)	(340)	—

FOOTNOTES:

(1)	Operations commenced on July 11, 2016 when we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. The results of operations for the period July 11, 2016 through December 31, 2016 are not indicative of future performance due to the limited time during which we were operational and having not yet completed our first investment. The results of operations for the period July 11, 2016 through December 31, 2016 include primarily general and administrative expenses.
(2)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations). For the years ended December 31, 2017 and 2016, we declared and made stock dividends of approximately 22,000 and 3,000 shares of common stock, respectively. The dividend of common shares to the recipients is non-taxable.
(3)	For the years ended December 31, 2017 and 2016, our net loss was approximately $1.3 million and $0.3 million, respectively, while cash distributions declared were approximately $0.8 million and $57,000, respectively. For the years ended December 31, 2017 and 2016, approximately 30% and 0%, respectively, of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 70% and 100%, respectively, of the distributions declared were considered to be funded with proceeds from our offering. For the years ended December 31, 2017 and 2016, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2017 and 2016 were required to be or have been treated as return of capital for purposes of calculating the stockholders’ return on their invested capital as described in our advisory agreement.
(4)	Due to certain unique operating characteristics of real estate companies, as discussed below, National Association of Real Estate Investment Trusts, (“NAREIT”), promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure but is not equivalent to net income (loss) as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

We define MFFO, a non-GAAP measure, consistent with the IPA, an industry trade group, Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, and the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income (loss): acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.

FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered (i) as an alternative to net income (loss), or net income (loss) from continuing operations, as an indication of our performance, (ii) as an alternative to cash flows from operating activities as an indication of our liquidity, or (iii) as indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should not be construed as more relevant or accurate than the current GAAP methodology in calculating net income (loss) and its applicability in evaluating our operating performance.

For additional disclosures relating to FFO and MFFO, including a reconciliation of net loss to FFO and MFFO, for the years ended December 31, 2017 and 2016 refer to “Management’s Discussion And Analysis of Financial Condition and Results of Operations” below.

Management’s Discussion And Analysis of Financial Condition and Results of Operations Due to certain unique operating characteristics of real estate companies, as discussed below, the NAREIT promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete. FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net loss to FFO and MFFO for the years ended December 31, 2017 and 2016 (in thousands, except per share data):

	Years ended December 31,
	2017	2016
Net loss	$(1,317)	$(342)
Adjustments to reconcile net loss to FFO
Depreciation and amortization	971	—

Total FFO	(346)	(342)
Straight-line rent adjustments	46	—
Acquisition fees and expenses (1)	—	2

Total MFFO	$(300)	$(340)

Class A common stock:
Weighted average number of Class A common shares outstanding (2)	585	301

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

FFO per share of Class A common stock outstanding (basic and diluted)	$(0.20)	$(0.84)

MFFO per share of Class A common stock outstanding (basic and diluted)	$(0.17)	$(0.84)

Class T common stock:
Weighted average number of Class T common shares outstanding (2)	1,104	97

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

FFO per share of Class T common stock outstanding (basic and diluted)	$(0.20)	$(0.84)

MFFO per share of Class T common stock outstanding (basic and diluted)	$(0.17)	$(0.84)

Class I common stock:
Weighted average number of Class I common shares outstanding (2)	57	9

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

FFO per share of Class I common stock outstanding (basic and diluted)	$(0.20)	$(0.84)

MFFO per share of Class I common stock outstanding (basic and diluted)	$(0.17)	$(0.84)

FOOTNOTES:

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition expenses, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between different real estate entities regardless of their level of acquisition activities. Acquisition expenses include payments to our advisor or third parties. Acquisition expenses for business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid or accrued acquisition expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.
(2)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations).

Experts

The following disclosure supplements the section of the prospectus entitled “Experts.”

CBRE Capital Advisors, Inc., an independent investment banking firm, has provided a valuation report as valuation expert with respect of the range of the estimated net asset value per share of our common stock generally in accordance with valuation guidelines approved by our board of directors. As further described in this supplement under the heading “Estimated Net Asset Value Per Share and Offering Prices,” our board of directors used the valuation report provided in its calculation of our estimated value per share and in the determination of the offering price for shares of our common stock to be sold in this offering. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of our common stock. CBRE Cap’s valuation report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

The consolidated financial statements of CNL Healthcare Properties II, Inc. and subsidiaries at December 31, 2017 and 2016, and for each of the two years in the period ended December 31, 2017, and the related financial statement schedule, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Management’s Discussion And Analysis of Financial Condition and Results of Operations

Overview

CNL Healthcare Properties II, Inc. is a Maryland corporation that incorporated on July 10, 2015 and intends to qualify as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or the first year in which we commence material operations.

We are externally managed and advised by our advisor, CHP II Advisors, LLC. Our advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf. We had no operations prior to the commencement of our primary offering.

Our investment focus is on acquiring a diversified portfolio of healthcare real estate or real estate-related assets, primarily in the United States, within the seniors housing, medical office, post-acute care and acute care asset classes. The types of seniors housing that we may acquire include active adult communities (age-restricted and age-targeted housing), independent and assisted living facilities, continuing care retirement communities, and memory care facilities. The types of medical office properties that we may acquire include medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities, and other facilities designed for clinical services. The types of post-acute care facilities that we may acquire include skilled nursing facilities, long-term acute care hospitals and inpatient rehabilitative facilities. The types of acute care facilities that we may acquire include general acute care hospitals and specialty surgical hospitals. We view, manage and evaluate our portfolio homogeneously as one collection of healthcare assets with a common goal of maximizing revenues and property income regardless of the asset class or asset type.

We are committed to investing the proceeds of our offering through strategic investment types aimed to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our healthcare assets. We have and generally expect to lease seniors housing properties to single member limited liability companies wholly-owned by TRS Holdings and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, we may also lease our properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, post-acute care and acute care properties have and will be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, we expect most investments will be wholly owned, although, we may invest through partnerships with other entities where we believe it is appropriate and beneficial. We expect to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, we also may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. We generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants us a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

Market Opportunities and Trends

We believe that medical care will continue to grow rapidly and steadily for two basic reasons—it is an essential human service for an aging demographic and it is heavily supported by the government. These factors may result in healthcare-related property investments potentially experiencing less economic volatility than other sectors.

In addition, there are indications that significant opportunities for consolidation exist in the seniors housing and healthcare facility sectors, which we believe will create value as our portfolio grows and achieves scale through asset aggregation. A Bank of America Merrill Lynch Global Research Report entitled “Healthcare REITs: a defensive play on aging demographics” dated September 24, 2013 (the “BofA Report”) estimates that the total value of healthcare-related real estate ranges from $700 billion to over $1 trillion, with REIT ownership accounting for only about 14% of the total. This continued ownership fragmentation of the healthcare property industry provides adequate opportunity for growth through consolidation opportunities. The specific trends and characteristics unique to the healthcare sector and the asset classes on which we focus are described in greater detail below.

Demand Drivers for Healthcare Property

The primary drivers behind demand for seniors housing, medical office, acute care and post-acute care properties are the aging of the U.S. population and growth in national healthcare expenditures.

Expanded Healthcare Insurance Coverage. As the U.S. population over the age of 65 increases, more Americans become entitled to Medicare to cover their increasing healthcare needs and related costs. In addition, under The Patient Protection and Affordable Care Act (the “Affordable Care Act”) and other legislation, healthcare insurance coverage has expanded in recent years to cover more of the non-elderly, lower income populations. According to the National Center for Health Statistics, less than 9 percent of the population did not have health insurance coverage at the beginning of 2016, down from 16 percent at the time the Affordable Care Act passed in 2010. The resulting expansion of U.S. healthcare insurance coverage has created an increase in demand for healthcare services and healthcare facilities of all types. There is a risk however that the Affordable Care Act could be repealed in the future and may be replaced with new legislation, the effects of which are unknown at this time. The impact of repealing existing legislation, or introducing new legislation, could materially increase the uninsured population in the U.S. who are not able to obtain or afford health insurance coverage. We believe efforts to preserve and increase access to care will remain a primary focus of the government.

The Aging of America. According to a December 2014 report of the U.S. Census Bureau, 12,000 people in the United States will turn 65 every day until 2060. Most recent US Census Bureau projections (as of December 2014) estimate that by 2060, 98 million Americans , or 23.6% of the U.S. population, will be 65 years or older, compared to 14.9% of the population in 2015, an anticipated increase of 105% in the senior population between 2015 and 2060. The graph below depicts the projected increase in the size of the senior population in the United States over time based upon national population projections by the U.S. Census Bureau:

Source: US Census Bureau, December 2014

Disability is defined under the ADA as a substantial limitation in a major life activity. Research indicates that age is positively correlated with the presence of a physical disability, and the oldest people have the highest levels of both physical and cognitive disabilities. With the increasing age of the U.S. population, the healthcare system faces an increase in the population with age-related physical and cognitive disabilities, which require increased supportive health care services as well as housing options for older adults. Additionally, we expect an increased demand for healthcare facilities providing physician and ancillary care services for such disabilities.

Rising Healthcare Expenditures. The rise in the aging population, the expansion of U.S. healthcare insurance coverage through Medicare or other means, and medical technology innovations contribute to increasing healthcare expenditures. National healthcare spending is projected to grow 1.9 percentage points faster than Gross Domestic Product (GDP) per year over the 2017-25 period; as a result, the healthcare spending share of GDP is expected to rise from 18.3 percent in 2017 to 21.2 percent by 2025

The following graph depicts the projected rise in the national healthcare expenditures in the U.S. between 2000 and 2025:

Source: 1-“National Health Expenditure Projections 2016-2025,” The Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group. 2-GDP Projections from “An Update to the Budget and Economic Outlook: 2017-2027”, Congressional Budget Office, June 2017.

As Americans age, they spend more on healthcare. The following graph depicts the increase in average annual per capita spending by Americans on healthcare as they age:

Source: “Health Expenditures by Age and Gender,” The Centers for Medicare & Medicaid Services, 2012.

Seniors Housing and Post-Acute Care Supply and Demand

Demographics and Existing Units. According to a National Center for Health Statistics report entitled “Health: United States, 2015” dated May 2016, individuals who are 65 years old in 2014 can expect to live, on average, an additional 19.3 years, up from an average of 13.9 additional years for those aged 65 in 1950 – a net gain of 5.4 years. Americans 65 years and older have longer life expectancies than the elderly did in the past and will therefore need additional housing options to accommodate their special needs as they age. Demand for seniors housing options is currently outpacing the existing supply of seniors housing units. According to the ASHA Special Issue Brief: A Projection of Demand for Market Rate U.S. Seniors Housing 2015–2040, American Seniors Housing Association, Winter 2016, the projected annual demand growth for seniors housing will increase as “baby boomers” pass the over-75 age-threshold after 2020, increasing from the level of 25,000 units per year from 2015 to 2020 to a demand of 92,000 units per year from 2025 to 2030. The ASHA Special Issue Brief projects that approximately 1.8 million senior living units need to be constructed by 2040 to accommodate aging Americans at the same market penetration rate encountered today.

Source: A Projection of Demand for Market Rate U.S. Seniors Housing 2015–2040, American Seniors Housing Association, Winter 2016.

The supply growth of certain seniors housing asset classes over the last decade declined following a boom in seniors housing development in the 1990’s. Since 2008, there has been modest growth in the total national inventory of seniors housing units according to National Investment Center for Seniors Housing & Care (“NIC”) data, with a compound annual growth rate of 2.1% for seniors housing facilities as of the end of 2017. However, the number of new seniors housing units under construction is increasing. Over this time period, muted supply growth has helped rental levels recover and occupancy improve despite a modest economic recovery. The following graph depicts seniors housing supply-demand trends for independent living and assisted living combined:

Source: National Investment Center for Seniors Housing & Care, NIC MAP Property Trend, Q4-2017

According to data from the NIC for the fourth quarter of 2017, overall seniors housing occupancy in the top 100 metropolitan statistical areas (“MSAs”) was 88.6%. As of the fourth quarter of 2017, occupancy was 1.5 percentage points above its cyclical low of 87.1% during the first quarter of 2010. In 2017, inventory of seniors housing units grew by 30,421 units. This growth in inventory during 2017 has contributed to a decline in overall occupancy by 0.7 percentage points from year end 2016. We believe seniors housing development will remain at an acceptable level given the growth in aging demographics, and that sufficient demand exists to absorb the new development units over time.

Rise in the Prevalence of Alzheimer’s disease. According to a study funded by the Alzheimer’s Association and NIH/National Institute on Aging, the number of people in the U.S. with Alzheimer’s disease may nearly triple by 2050, straining our healthcare system and taxing the resources of caregivers. Barring the development of medical breakthroughs to prevent or slow the disease, approximately 13.8 million people age 65 and older are projected to have Alzheimer’s disease by 2050. The following graph depicts the projected rise in the number of senior population with Alzheimer’s disease in the U.S. broken down by three age groups.

Source: Hebert LE, Weuve J, Scherr PA, Evans DA. Alzheimer disease in the United States (2010-2050) estimated using the 2010 Census. .

According to a National Center for Health Statistics Data Brief dated November 2013, in 2010, approximately 42% of individuals living in residential care communities had Alzheimer’s disease or other forms of dementia. We believe that the projected rise in the incidence of Alzheimer’s disease creates a need for seniors housing options that address the specialized needs of Alzheimer’s and other dementia patients and their families, which often cannot be addressed in a traditional home setting.

Stronger U.S. Housing Market. As the broader economy recovers and the U.S. residential real estate market strengthens, it is widely believed that the demand for seniors housing will continue to grow as the “baby boomer” generation reaches retirement and transitions to active adult communities and other seniors housing facilities. Seniors often sell their homes and use the proceeds to pay rent in private-pay retirement communities creating a strong correlation between seniors housing demand and home prices. According to data from a December 2016 report from the Joint Center for Housing Studies of Harvard University (the “Joint Center Report”), the number of households headed by seniors will increase more than 60% over the next two decades. As the senior population ages into their late 70s and this segment of the population grows, they tend to seek more accessible and convenient living options. The Joint Center Report states the sheer growth in the older population will mean the number of renter households will expand from 6 to more than 11 million households over the next two decades. Overall, the share of renters will increase slightly, from 21 percent of older households in 2015 to 23 percent in 2035.

Seniors Housing and Post-Acute Care Asset Classes

Based on the above fundamentals and perceived trends, we may invest in or develop the following classes of seniors housing and post-acute care properties:

Seniors Housing Communities

Active Adult Communities. Active adult communities offer social and recreational-centered living in a setting that may include town homes, condominiums, cluster homes, manufactured housing, single family homes and multi-family housing. These communities are generally classified as either: (a) age-restricted communities that require at least one household member to be over the age of 55 in at least 80% of the occupied units; or (b) age-targeted communities that target adults age 55 or older with no explicit age restrictions. Residents typically lead independent, active lifestyles in a country club setting where they can take advantage of amenities such as a clubhouse, gathering center or recreational center that is the focal point of activities, and may include a golf course, walking trails, hobby centers or other recreational spaces. These communities are generally not equipped to provide increased care or health-related services.

Independent Living Facilities. Independent living facilities are age-restricted, multi-family rental or ownership (condominium) housing with central dining facilities that provide residents, as part of a monthly fee, meals and other services such as housekeeping, linen service, transportation, social and recreational activities.

Assisted Living Facilities. Assisted living facilities are usually state-regulated rental properties that provide the same services as independent living facilities, but also provide, in a majority of the units, supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living. The additional services may include assistance with bathing, dressing, eating, and administering medications.

Continuing Care Retirement Communities. Continuing care retirement communities offer age-restricted seniors housing facilities with a combination of independent living lifestyle options for individuals who do not need constant physician or nursing supervision and assisted living or skilled nursing facilities available to residents on the same or adjacent property of the complex. This type of community generally offers a longer term contract for seniors that provides for housing, services and nursing care with varying payment plans that may include entrance fees and condominium or cooperative rental programs. In general, these properties provide residential living in an apartment-style building with services and dining usually on the main level. In addition, those in a campus-like setting of several acres may offer other individual multi-family homes and offer amenities that may be similar to those found in an active adult community.

Memory Care/Alzheimer’s Facilities. Those suffering from the effects of Alzheimer’s disease or other forms of memory loss need specialized care. Memory care/Alzheimer’s centers provide the specialized care for this population including residential housing and assistance with the activities of daily living.

Post-Acute Care Properties

Skilled Nursing Facilities. A skilled nursing facility generally provides the highest level of care for older adults outside of a hospital and also provides custodial care and assistance with the activities of daily living. Skilled nursing facilities differ from other seniors housing facilities in that they also provide a high level of medical care. A licensed physician supervises each patient’s care and a nurse or other medical professional is almost always on the premises. Skilled nursing care is available on site, usually 24 hours a day. Other medical professionals, such as occupational or physical therapists, are also available. This allows the delivery of medical procedures and therapies on site that would not be possible in other housing options.

Long-Term Acute Care Hospitals. Long-term acute care hospitals, or LTACHs, are certified as acute care hospitals, but focus on patients who, on average, stay more than 25 days. Many of the patients in LTACHs are transferred from a hospital-based intensive or critical care unit. LTACHs specialize in treating patients who may have more than one serious condition, but who may improve with time and care and eventually return home. Services provided in LTACHs typically include comprehensive rehabilitation, respiratory therapy, head trauma treatment and pain management.

Inpatient Rehabilitative Facilities. Inpatient rehabilitative facilities are licensed facilities that provide intensive rehabilitation programs to patients who typically have complex medical issues resulting from incidents of trauma or strokes. They focus on providing high levels of physical, occupational and speech therapy under the supervision of highly trained medical doctors, staff and therapists.

Medical Office Building and Acute Care Property Supply and Demand

Demographics and Existing Space. The increased demand for medical office buildings, acute care and post-acute care properties is also supported by an aging population and increased health insurance coverage. As Americans 65 years and older have longer life expectancies than in the past, their need for health related services is projected to increase the need for additional healthcare properties. In 2015, persons over age 65 were 15 percent of the U.S. population but accounted for 31 percent of physician visits in the U.S. According to the 2012 National Ambulatory Medical Care Survey, individuals over age 65 made an average of 6.6 visits to physicians’ offices in 2015, or 3.3 times the number of visits made by individuals under 45 years of age. The graph below depicts the average number of physicians’ visits in the U.S. by age group in 2015.

Source: CDC/NCHS, National Ambulatory Medical Care Survey, 2015

Evolution of the U.S. Healthcare Model. Rising healthcare costs create pressure within the healthcare industry to move from an inpatient to an outpatient delivery setting in order to provide service more efficiently and contain costs. The outpatient model of healthcare services results in declining hospital admissions and overnight stays with a focus toward performing certain procedures and diagnostic services in a more consumer-centric, cost-effective setting. According to the Urban Land Institute Report, almost 65% of all surgeries today do not require an overnight hospital stay, compared with only 16% of all surgeries in 1980. Technology advances are also driving patient demand for more medical services and the space in which to deliver them. The shift to outpatient surgeries also continues to be encouraged by technological advances that involve smaller incisions, improved anesthetics, less risk of infection and faster recoveries. The increase in outpatient procedures drives greater demand for medical office buildings and other healthcare properties in which such procedures can be performed.

The following graph depicts the increase in outpatient surgeries vs. inpatient surgeries in the United States under the new, evolving U.S. healthcare model:

Source: Trendwatch Chartbook 2016: American Hospital Association

Consumer-Driven Healthcare Model. Today’s patients often select their doctors based not only on the quality of care offered but also on the ease of access to such doctors. Hospitals are therefore expanding into community-based settings and encouraging large practices to open satellite offices. According to the “Medical Office Research Report” published by Marcus & Millichap in 2013, this bodes well for medical office building owners, as many providers, including physician practices affiliated with or owned by major health systems, will favor well-located, multi-tenant medical office buildings, particularly those with tenant rosters that promote cross-referrals. At the same time, however, some share of tenant demand will be diverted to storefront clinics and large ambulatory care centers.

Medical Office Buildings and Acute Care Property Asset Classes

Based on the increased numbers of insured Americans, increased healthcare visits by a growing, aging U.S. population and an evolving U.S. healthcare model driving a need for additional healthcare properties, we may invest in or develop the following classes of medical office buildings, acute care properties and other healthcare-related properties:

Medical Office Buildings. These properties include traditional medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities and other facilities designated for clinical services. The buildings may be located on the campus of a hospital, adjacent to campus, or as a “hub and spoke” location whereby the hospital desires to establish a presence in a particular market. Medical office buildings may also be unaffiliated with a health system and could be multi-tenant or single-tenant in nature.

Acute Care Properties. These properties include specialty hospitals which are primarily or exclusively engaged in the care and treatment of patients having a cardiac or orthopedic condition or patients undergoing a surgical procedure. General acute care hospitals also fall within the category of acute care properties and offer a variety of services including operating and recovery rooms, imaging and diagnostic services, delivery and neonatal care, oncology services, clinical laboratory services, physical therapy and other outpatient services.

Other Healthcare-Related Properties

Other healthcare-related properties in which we believe there are opportunities based on current supply and demand factors are pharmaceutical and medical supply manufacturing facilities, laboratories, life-science and research facilities.

Liquidity and Capital Resources

General

Our primary source of capital for items other than acquisitions of real estate is expected to be the net proceeds from our offering. We will use such amounts for investments in properties and other permitted investments, as well as the payment or reimbursement of fees and expenses relating to the selection, acquisition and development of properties and other permitted investments. Generally, once we are fully invested, we expect to meet cash needs for items other than acquisitions from our cash flows from operations, and we expect to meet cash needs for acquisitions from net proceeds from our offering and borrowings. However, until such time as we are fully invested, we may use proceeds from our offering and/or borrowings to pay all or a portion of our operating expenses, distributions and debt service.

The number of properties and other permitted investments we may acquire or make will depend on the number of shares sold through our offering and the resulting net proceeds available for investment. If the number of shares sold is substantially less than the maximum amount of the offering, we would likely make a limited number of investments resulting in our healthcare real estate portfolio being less diversified in terms of the type, number and amount of investments. If our healthcare real estate portfolio is concentrated in a small number of investments, the value of an investment in us will fluctuate with the performance of the specific assets we acquire and, therefore, expose our stockholders to increased risk. In addition, many of our operating expenses as a public company are fixed regardless of the number of investments in our healthcare real estate portfolio. Therefore, an inability to raise substantial funds in our offering or otherwise would increase our fixed operating expenses as a percentage of gross income and, in turn, reduce the amount of proceeds available for distribution to our stockholders.

We intend to strategically leverage our real estate assets and use debt as a means of providing additional funds for the acquisition of properties and the diversification of our portfolio. Our ability to increase our diversification through borrowings could be adversely affected by credit market conditions, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by rising interest rates on any unhedged variable rate debt or the timing of when we seek to refinance existing debt. During times when interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. Potential future sources of capital include proceeds from collateralized or uncollateralized financings from banks or other lenders. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. As of December 31, 2017, our debt leverage ratio was approximately 40.4% of the aggregate carrying value of our assets.

Sources of Liquidity and Capital Resources

Common Stock Subscriptions

We have received gross offering proceeds sufficient to satisfy the minimum offering amounts in all states where we are conducting our offering except Pennsylvania.

For the years ended December 31, 2017 and 2016, we received aggregate subscription proceeds of approximately $24.4 million (2.3 million shares) and $6.4 million (0.6 million shares), respectively, and approximately $0.4 million (40,000 shares) and $3,000 (300 shares), respectively, of subscription proceeds received pursuant to our Reinvestment Plan.

For the period from January 1, 2018 through March 5, 2018, we received additional subscription proceeds of approximately $5.1 million (0.5 million shares). We expect to continue to raise capital under our offering.

Indebtedness

In August 2016, in connection with our private placement, we issued promissory notes to each of 125 separate investors for a total principal amount of $0.3 million (each a “Note” and collectively the “Notes”). We owe interest on the Notes of approximately $70,000 per annum, which is payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid at any time, in whole or in part, provided that (i) such prepayment include all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Notes, we will pay on the date of such prepayment a one-time premium equal to approximately $31,000. In connection with the issuance of the Notes, we placed approximately $0.4 million into a third-party escrow account to be held to repay the principal of the Notes and two semi-annual interest payments until such time as we raised at least $10 million in gross proceeds in our offering, which occurred during the year ended December 31, 2017 and approximately $0.4 million was released from escrow to us.

In March 2017, we entered into a secured mortgage loan agreement with Synovus and received approximately $16.1 million of proceeds from this mortgage loan, which were used to fund the acquisition of Summer Vista (“Summer Vista Loan”). The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of the London Interbank Offered Rate (“LIBOR”) plus 2.85%, with monthly payments of interest only for the first 18 months, and monthly payments of interest and principal for the remaining 42 months using a 30-year amortization period with the remaining principal balance payable at maturity. In December 2017, we paid the sum of approximately $2.2 million of the original outstanding principal balance of the Summer Vista Loan and as a result, the interest payable on the Summer Vista Loan was reduced to a rate equal to the sum of LIBOR plus 2.70% in accordance with the terms of the Summer Vista Loan. We may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

In December 2017, in connection with the Mid America Surgery acquisition, we entered into the Overland Loan with Synovus in the maximum aggregate principal amount of $8.4 million, of which approximately $5.6 million was funded in connection with the acquisition of Mid America Surgery and approximately $2.8 million can be funded upon request during the initial 36 month term of the loan provided certain debt service coverage requirements are met. The Overland Loan matures on December 15, 2020, subject to one two-year extension option provided certain conditions are met. The Overland Loan accrues interest at a rate equal to the sum of the LIBOR plus 2.20%, with monthly payments of interest only during the initial 36 months of the term of the Overland Loan with the principal balance payable at maturity.

Net Cash Provided By (Used In) Operating Activities

We experienced positive cash flow from operating activities for the year ended December 31, 2017 of approximately $45,000 as compared to cash used in operating activities of approximately ($0.3) million for the year ended December 31, 2016. We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from the net operating income (“NOI”) from our properties.

Expense Support Agreement

Pursuant to an amended and restated expense support and restricted stock agreement with our advisor, (as amended, “Expense Support Agreement”), our advisor has agreed to accept payment in the form of forfeitable restricted Class A shares of our common stock in lieu of cash for services rendered, applicable asset management fees and specified expenses we owe to our advisor under the advisory agreement in the event we do not achieve established distribution coverage targets. The amount of such expense support will be equal to the positive excess, if any, of (a) the aggregate cash distributions paid to stockholder in an applicable period calculated on the weighted average of the most recent estimated NAV per share for each share class, over (b) our aggregate MFFO (as defined in the Expense Support Agreement) for such period determined on a cumulative basis.

During the year ended December 31, 2017, our cash flows from operating activities were positively impacted by the Expense Support Agreement. For the year ended December 31, 2017, approximately $0.4 million of asset management fees and advisor personnel expenses will be settled in the form of restricted stock pursuant to the Expense Support Agreement. Any amounts settled, and for which restricted stock shares are issued, pursuant to the Expense Support Agreement are permanently settled and we have no further obligation to pay such amounts to our advisor.

Refer to “Related Party Arrangements” for additional information.

Uses of Liquidity and Capital Resources

Real Estate Acquisitions

During the year ended December 31, 2017, we acquired two consolidated operating properties, which represent our first two acquisitions of property, for an aggregate purchase price paid of approximately $35.8 million. We expect to continue to expand our healthcare investment portfolio through additional acquisitions as we raise additional capital from our offering.

Underwriting Compensation

From the time we broke escrow through March 2017, we had a maximum combined sales commissions, dealer manager fees and ongoing annual distribution and stockholder servicing fees (“Maximum Underwriting Fees”) payable to our dealer manager and participating broker-dealers totaling 9.75% of the gross proceeds for each share class of common stock sold in the primary offering. In March 2017, we entered into an amended and restated dealer manager agreement, which reduced the Maximum Underwriting Fees from 9.75% to 8.5% of the gross proceeds for each share class of common stock sold in the primary offering. The aforementioned reduction to our Maximum Underwriting Fees resulted in a lower amount of commissions and fees being paid to our dealer manager and provided for increased net proceeds from our primary offering to be available for investment.

For the year ended December 31, 2017, we paid approximately $1.4 million in underwriting compensation. Under the terms of the amended and restated dealer management agreement, our dealer manager is entitled to receive selling commissions, dealer manager fees and/or annual distribution and stockholder servicing fees, which are based on the respective share class of our common stock sold, all or a portion of which may be reallowed to participating broker dealers.

Debt Repayments

During the year ended December 31, 2017, we paid approximately $2.2 million of total repayments which was comprised solely of repayments on our Summer Vista Loan. Refer to Item 8. “Financial Statements and Supplementary Data” – Note 7. “Indebtedness” in our Annual Report on Form 10-K for the year ended December 31, 2017 for additional information.

As of year ended December 31, 2017, we have approximately $32,000 of debt obligations coming due in 2018 relating to scheduled repayments on the Summer Vista Loan. On an ongoing basis, we monitor our debt maturities, engage in dialogues with third-party lenders about various financing scenarios and are currently working and analyzing our overall portfolio borrowings in advance of the maturity dates of the aforementioned debt obligations to determine the optimal borrowing strategy.

Distributions

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our taxable income. We may make distributions in the form of cash or other property, including distributions of our own securities. We expect to have little cash flows from operations available for distribution until we make substantial investments. There may be a delay between the sale of our common stock and the purchase of properties or other investments, which could result in a delay in our ability to generate cash flows to cover distributions to our stockholders. Therefore, we may determine to pay some or all of our cash distributions from cash flows provided by financing activities, a component of which may include proceeds of our offering and/or borrowings, whether collateralized by our assets or unsecured. We have not established any limit on the extent to which we may use borrowings or proceeds of our offering to pay distributions, and there is no assurance we will be able to sustain distributions at any level.

In February 2017, our board of directors increased monthly cash distributions for all share classes from $0.0350 to $0.0480 per share and reduced the stock dividend from 0.001881250 to .001006250 per share beginning with the April 1, 2017 declaration date. We believe that this increase in cash distribution is attractive to investors, and we further believe that our total return, hybrid cash distribution-stock dividend strategy will allow us to take advantage of strategic opportunities to build assets and grow our portfolio through thoughtful investments.

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the year ended December 31, 2017 (in thousands, except per share data):

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows Provided by (Used in) Operating Activities (3)
Periods	Class A Share	Class T Share	Class I Share	Cash Distributions Declared	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments
2017 Quarters
First	$0.1050	$0.0750	$0.1050	$73	$28	$45	$(154)
Second	0.1440	0.1168	0.1337	173	76	97	33
Third	0.1440	0.1169	0.1328	232	114	118	203
Fourth	0.1440	0.1167	0.1311	311	171	140	(37)

Year	$0.5370	$0.4254	$0.5026	$789	$389	$400	$45

2016 Quarters
First	$—	$—	$—	$—	$—	$—	$—
Second	—	—	—	—	—	—	—
Third	0.0700	0.0700	0.0700	20	—	20	(128)
Fourth	0.1050	0.0833	0.1050	37	3	34	(167)

Year	$0.1750	$0.1533	$0.1750	$57	$3	$54	$(295)

FOOTNOTES:

(4)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through March 31, 2017, in monthly amounts equal to $0.0350 per share, less class-specific expenses with respect to each class. Beginning April 1, 2017 and continuing each month through December 31, 2017, monthly cash distributions on the outstanding shares of all classes of our common stock were declared in monthly amounts equal to $0.0480 per share, less class-specific expenses with respect to each class.
(5)	Represents cash distributions declared, the amount of distributions reinvested in additional shares through our Reinvestment Plan and the amount of offering proceeds used to fund cash distributions.
(6)	For the years ended December 31, 2017 and 2016, our net loss was approximately $1.3 million and $0.3 million, respectively, while cash distributions declared were approximately $0.8 million and $57,000, respectively. For the years ended December 31, 2017 and 2016, approximately 30% and 0%, respectively, of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 70% and 100%, respectively, of the distributions declared were considered to be funded with proceeds from our offering. For the years ended December 31, 2017 and 2016, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes.

In December 2017, our board of directors declared a monthly cash distribution of $0.0480 and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on January 1, 2018, February 1, 2018 and March 1, 2018. These cash distributions and stock dividends are to be paid and distributed by March 31, 2018.

Results of Operations

From the time of our formation on July 10, 2015 (inception) through July 10, 2016, we had not commenced operations because we were in our development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. Operations commenced on July 11, 2016, when aggregate subscription proceeds in excess of the minimum offering amount were released to us from escrow. We made our first acquisition on March 31, 2017 and as a result, the only operations as of December 31, 2016 were general and administrative expenses of approximately $0.3 million, acquisition fees and expenses of approximately $2,500 and interest expense of approximately $30,000.

The following is a discussion of our operations for the year ended December 31, 2017:

•	Resident fees and services, property operating expenses, and property management fees for the year ended December 31, 2017 were related entirely to our operation of Summer Vista property, which was acquired on March 31, 2017.

•	Rental income and tenant reimbursements for the year ended December 31, 2017 were related entirely to our Mid America Surgery property, which was acquired on December 27, 2017.

•	General and administrative expenses for the year ended December 31, 2017 were approximately $1.4 million, as compared to approximately $0.3 million for 2016, and were comprised primarily of directors’ and officers’ insurance, accounting and legal fees, advisor personnel expenses and board of director fees. However, approximately $0.4 million of these advisor personnel expenses will be settled in the form of restricted stock pursuant to the Expense Support Agreement and as such our general and administrative expenses were reduced by approximately $0.4 million for the year ended December 31, 2017.

•	Interest expense and loan cost amortization were approximately $0.6 million for the year ended December 31, 2017, as compared to $30,000 for 2016, and relate to our Summer Vista Loan as well as the Notes issued in connection with our private placement.

•	We incurred asset management fees payable to our advisor for the year ended December 31, 2017 of approximately $0.1 million. These asset management fees are expected to be settled in the form of restricted stock pursuant to the Expense Support Agreement and as such no asset management fees were recognized for the year ended December 31, 2017. Monthly asset management fees equal to 0.0667% of invested assets are paid to our advisor for management of our real estate assets, including our pro rata share of our investments in unconsolidated entities, loans and other permitted investments.

•	Depreciation and amortization expenses were approximately $1.0 million for the year ended December 31, 2017 and relate to the acquisition of Summer Vista. Depreciation and amortization expenses are comprised of depreciation and amortization of the buildings, equipment, land improvements and in-place leases related to our real estate portfolio.

•	Income tax expense was approximately $0.1 million for the year ended December 31, 2017 related to operations at our TRS.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues and income to be derived from the acquisition and operation of properties and other permitted investments, other than those referred to in the risk factors identified in Item 1A. “Risk Factors” section of our prospectus.

Net Operating Income

We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from NOI. We define NOI, a non-GAAP measure, as total revenues less property operating expenses and property management fees. We use NOI as a key performance metric for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. It does not represent cash flows generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income or loss (determined in accordance with GAAP) as an indication of our operating performance or to be an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. We believe the presentation of this non-GAAP measure is important to the understanding of our operating results for the periods presented because it is an indicator of the return on property investment and provides a method of comparing property performance over time. From the time of our formation on July 10, 2015 (inception) through July 10, 2016, we had not commenced operations because we were in our development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. Operations commenced on July 11, 2016, when aggregate subscription proceeds in excess of the minimum offering amount were released to us from escrow.

The chart below illustrates our net losses, and NOI for the years ended December 31, 2017 and 2016 (in thousands):

	Years Ended
	December 31,		Change
	2017	2016	$	%
Net loss	$(1,317)	$(342)
Adjusted to exclude:
General and administrative expenses	918	310
Acquisition fees and expenses	—	2
Depreciation and amortization	971	—
Other expenses, net of other income	590	30
Income tax expense	98	—

NOI	$1,260	$—	$1,260	100.0%

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the North American Real Estate Investment Trust (“NAREIT”) promulgated a measure known as Funds From Operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and Modified Funds From Operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete. FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net loss to FFO and MFFO for the years ended December 31, 2017 and 2016 (in thousands, except per share data):

	Years ended December 31,
	2017	2016
Net loss	$(1,317)	$(342)
Adjustments to reconcile net loss to FFO
Depreciation and amortization	971	—

Total FFO	(346)	(342)
Straight-line rent adjustments	46	—
Acquisition fees and expenses (1)	—	2

Total MFFO	$(300)	$(340)

Class A common stock:
Weighted average number of Class A common shares outstanding (2)	585	301

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

FFO per share of Class A common stock outstanding (basic and diluted)	$(0.20)	$(0.84)

MFFO per share of Class A common stock outstanding (basic and diluted)	$(0.17)	$(0.84)

Class T common stock:
Weighted average number of Class T common shares outstanding (2)	1,104	97

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

FFO per share of Class T common stock outstanding (basic and diluted)	$(0.20)	$(0.84)

MFFO per share of Class T common stock outstanding (basic and diluted)	$(0.17)	$(0.84)

Class I common stock:
Weighted average number of Class I common shares outstanding (2)	57	9

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

FFO per share of Class I common stock outstanding (basic and diluted)	$(0.20)	$(0.84)

MFFO per share of Class I common stock outstanding (basic and diluted)	$(0.17)	$(0.84)

FOOTNOTES:

(3)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition expenses, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between different real estate entities regardless of their level of acquisition activities. Acquisition expenses include payments to our advisor or third parties. Acquisition expenses for business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid or accrued acquisition expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.
(4)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations).

Contractual Obligations

The following table presents our contractual obligations by payment period as of December 31, 2017 (in thousands):

	Payments Due by Period
	2018	2019-2020	2021-2022	Thereafter	Total
Mortgages and notes payable (principal and interest)	$918	$7,757	$14,368	$1,991	$25,034

	$918	$7,757	$14,368	$1,991	$25,034

Related-Party Transactions

We have entered into agreements with our advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our advisor or its affiliates for acquisition and advisory services, selling commissions, dealer manager fees, asset management fees and reimbursement of operating costs.

Our advisor and its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to us, including personnel costs, subject to the limitation that, beginning on the earlier of four fiscal quarters (“Expense Year“) after (i) we make our first investment or (ii) six months after the commencement of the offering, we will not reimburse our advisor for any amount by which operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income in any Expense Year unless approved by the independent directors. We commenced our offering in March 2016 and made our first investment in March 2017. For the Expense Year ended December 31, 2017, our total operating expenses were in excess of this limitation by approximately $0.5 million. As of December 31, 2017, we had received cumulative approvals by our independent directors for total operating expenses in excess of this limitation of approximately $0.7 million. Our independent directors determined that the higher relationship of operating expenses to average invested assets was justified based on our being in the early stages of raising and deploying capital and the limited number of investments to date, both of which were impacted by the downtime required to modify the dealer manager agreement to reduce overall underwriting compensation as discussed above, and the cost of operating a public company.

As of December 31, 2017, our advisor has incurred aggregate other organizational and offering expenses of approximately $6.3 million in connection with our formation, without reimbursement by us. These expenses include, but are not limited to, SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the offering.

See “Notes to Consolidated Financial Statements” – Note 8. “Related Party Arrangements” and the accompanying consolidated financial statements to our Annual Report on Form 10-K for the year ended December 31, 2017 for additional information.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2017.

Critical Accounting Policies and Estimates

See “Notes to Consolidated Financial Statements” – Note 2. “Summary of Significant Accounting Policies” to our Annual Report on Form 10-K for the year ended December 31, 2017 for more information about our significant accounting policies.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements” – Note 2. “Summary of Significant Accounting Policies” to our Annual Report on Form 10-K for the year ended December 31, 2017 for additional information about the impact of accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risks

We may be exposed to financial market risks, specifically changes in interest rates to the extent we borrow money to acquire properties or to make loans and other permitted investments. Our management objectives related to interest rate risk will be to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating interest rate protection opportunities through swaps or caps.

We expect to hold our fixed-rate note obligations to maturity (or prepayment) and the amounts due under such instruments would be limited to the outstanding principal balance, any accrued and unpaid interest and any prepayment premiums. Accordingly, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed-rate note obligations, would have a significant impact on our operations.

The fair market value of the Notes was approximately $0.3 million as of December 31, 2017, which was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

The following is a schedule of our variable rate debt maturities for each of the next five years and thereafter (principal maturities only) (in thousands):

	Expected Maturities
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value (1)
Variable rate debt	$32	$199	$5,811	$224	$13,234	$—	$19,500	$19,595

Average interest rate on variable rate debt	LIBOR + 2.70%	LIBOR + 2.70%	LIBOR + 2.22%	LIBOR + 2.70%	LIBOR + 2.70%	LIBOR + 2.70%	LIBOR + 2.56%

FOOTNOTE:

(1)	The estimated fair value of our variable rate debt was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

Management estimates that a one-percentage point increase or decrease in LIBOR in 2018, compared to LIBOR rates as of December 31, 2017, would result in fluctuation of interest expense on our variable rate debt of approximately $0.2 for the year ended December 31, 2017. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and actual results will likely vary given that our sensitivity analysis on effects of changes in LIBOR does not factor in a potential change in variable rate debt levels, any offsetting gains on interest swap contracts, or the impact of any LIBOR floors or caps.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNL Healthcare Properties II, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CNL Healthcare Properties II, Inc. and Subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and financial statement schedule of real estate and accumulated depreciation (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Certified Public Accountants

We have served as the Company’s auditor since 2016.

Orlando, Florida

March 15, 2018

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
ASSETS	2017	2016
Real estate investment properties, net	$31,085,939	$—
Cash	12,310,920	5,977,241
Intangibles, net	4,653,504	—
Other assets	192,423	48,928
Restricted cash	110,999	383,000

Total assets	$48,353,785	$6,409,169

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgages and notes payable, net	$19,532,986	$312,500
Due to related parties	1,023,909	240,651
Accounts payable and accrued liabilities	836,647	23,263
Other liabilities	450,311	—

Total liabilities	21,843,853	576,414

Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; none issued or outstanding	—	—
Class A Common stock, $0.01 par value per share, 1,200,000,000 shares authorized; 808,011 and 325,119 shares both issued and outstanding, respectively	8,080	3,251
Class T Common stock, $0.01 par value per share, 700,000,000 shares authorized; 2,049,223 and 308,587 shares both issued and outstanding, respectively	20,492	3,086
Class I Common stock, $0.01 par value per share, 100,000,000 shares authorized; 160,490 and 8,454 shares both issued and outstanding, respectively	1,605	85
Capital in excess of par value	28,984,932	6,226,141
Accumulated loss	(1,658,977)	(342,447)
Accumulated distributions	(846,200)	(57,361)

Total stockholders’ equity	26,509,932	5,832,755

Total liabilities and stockholders’ equity	$48,353,785	$6,409,169

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2017	2016
Revenues:
Resident fees and services	$3,290,191	$—
Rental income and tenant reimbursements	18,624	—

Total revenues	3,308,815	—

Operating expenses:
Property operating expenses	1,852,057	—
General and administrative expenses	917,700	309,998
Property management fees	196,632	—
Depreciation and amortization	971,389	—
Acquisition fees and expenses	—	2,500

Total operating expenses	3,937,778	312,498
Operating loss	(628,963)	(312,498)

Other income (expense):
Interest and other income	66	—
Interest expense and loan cost amortization	(589,540)	(29,949)

Total other expense	(589,474)	(29,949)

Loss before income taxes	(1,218,437)	(342,447)
Income tax expense	98,093	—

Net loss	$(1,316,530)	$(342,447)

Class A common stock:
Net loss attributable to Class A stockholders	$(440,931)	$(253,380)

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

Weighted average number of Class A common shares outstanding (basic and diluted)	584,653	301,272

Distributions declared per Class A common share	$0.5370	$0.1750

Class T common stock:
Net loss attributable to Class T stockholders	$(832,661)	$(81,792)

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

Weighted average number of Class T common shares outstanding (basic and diluted)	1,104,068	97,252

Distributions declared per Class T common share	$0.4254	$0.1533

Class I common stock:
Net loss attributable to Class I stockholders	$(42,938)	$(7,275)

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.75)	$(0.84)

Weighted average number of Class I common shares outstanding (basic and diluted)	56,934	8,650

Distributions declared per Class I common share	$0.5026	$0.1750

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
			Class A		Class T		Class I		Capital in Excess of Par Value			Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value		Accumulated Loss	Accumulated Distributions
Balance at December 31, 2015	20,000	$200	—	$—	—	$—	—	$—	$199,800	$—	$—	$200,000
Conversion of initial common stock shares	(20,000)	(200)	20,000	200	—	—	—	—	—	—	—	—
Subscriptions received for common stock, including distribution reinvestments	—	—	302,430	3,024	308,138	3,082	8,375	84	6,380,503	—	—	6,386,693
Stock dividends issued	—	—	2,689	27	449	4	79	1	(32)	—	—	—
Stock issuance and offering costs	—	—	—	—	—	—	—	—	(354,130)	—	—	(354,130)
Net loss	—	—	—	—	—	—	—	—	—	(342,447)	—	(342,447)
Cash distributions declared	—	—	—	—	—	—	—	—	—	—	(57,361)	(57,361)

Balance at December 31, 2016	—	$—	325,119	$3,251	308,587	$3,086	8,454	$85	$6,226,141	$(342,447)	$(57,361)	$5,832,755

Subscriptions received for common stock, including distribution reinvestments	—	—	475,217	$4,752	1,727,141	$17,271	151,414	$1,514	$24,802,273	$—	$—	$24,825,810
Stock dividends issued	—	—	7,675	77	13,495	135	622	6	(218)	—	—	—
Stock issuance and offering costs	—	—	—	—	—	—	—	—	(2,043,264)	—	—	(2,043,264)
Net loss	—	—	—	—	—	—	—	—	—	(1,316,530)	—	(1,316,530)
Cash distributions declared	—	—	—	—	—	—	—	—	—	—	(788,839)	(788,839)

Balance at December 31, 2017	—	$—	808,011	$8,080	2,049,223	$20,492	160,490	$1,605	$28,984,932	$(1,658,977)	$(846,200)	$26,509,932

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2017	2016
Operating activities:
Net loss	$(1,316,530)	$(342,447)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	971,389	—
Amortization of loan costs	33,000	—
Straight-line rent adjustments	46,175	—
Deferred income tax benefit	(29,107)	—
Changes in operating assets and liabilities:
Other assets	(111,387)	(48,928)
Due to related parties	123,689	73,545
Accounts payable and accrued liabilities	320,659	23,263
Other liabilities	6,622	—

Net cash flows provided by (used in) operating activities	44,510	(294,567)

Investing activities:
Acquisition of properties	(35,779,205)	—
Capital expenditures	(54,785)	—

Net cash used in investing activities	(35,833,990)	—

Financing activities:
Subscriptions received for common stock through primary offering	24,437,278	6,132,100
Subscriptions received for common stock through private placement	—	251,250
Payment of underwriting compensation	(1,383,696)	(184,532)
Payment of cash distributions, net of distribution reinvestments	(400,306)	(56,510)
Proceeds from mortgages and notes payable	21,650,000	312,500
Repayments on mortgages and notes payable	(2,150,000)
Payment of loan costs	(302,118)	—

Net cash flows provided by financing activities	41,851,158	6,454,808

Net increase in cash and restricted cash	6,061,678	6,160,241
Cash and restricted cash at beginning of year	6,360,241	200,000

Cash and restricted cash at end of year	$12,421,919	$6,360,241

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$506,787	$29,363

Cash paid during the period for income taxes	$300	$—

Supplemental disclosure of non-cash investing and financing activities:
Amounts incurred but not paid (including amounts due to related parties):
Acquisition fees and expenses related to asset acquisition	$6,000	$—

Selling commissions and Dealer Manager fees	$28,150	$12,373

Annual distribution and stockholder servicing fee	$798,525	$154,733

Assumption of liabilities on acquisition of properties	$530,452	$—

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

1.	Organization

CNL Healthcare Properties II, Inc. is a Maryland corporation organized on July 10, 2015 that intends to qualify as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or the year in which the Company commences material operations. The Company is sponsored by CNL Financial Group, LLC and was formed primarily to acquire and manage a diversified portfolio of healthcare real estate and real estate-related assets that it believes will generate a steady current return and provide long-term value to its stockholders. It intends to focus on investing, primarily in the United States, within the seniors housing, medical office, acute care and post-acute care sectors, as well as other types of real estate and real estate-related securities and loans.

The Company is externally managed and advised by CHP II Advisors, LLC, an affiliate of CNL. The Advisor provides advisory services to the Company relating to substantially all aspects of its investments and operations, including real estate acquisitions, asset management and other operational matters. During the period from July 10, 2015 to December 31, 2015, the Company sold 20,000 shares of common stock to the Advisor for an aggregate purchase price of $0.2 million, and these shares were converted into 20,000 Class A shares upon the filing of the Company’s Articles of Amendment and Restatement in March 2016.

On March 2, 2016, pursuant to a registration statement on Form S-11 under the Securities Act of 1933, the Company commenced its Primary Offering of up to $1.75 billion, in any combination, of Class A, Class T and Class I shares of common stock on a “best efforts” basis, which means that the Dealer Manager will use its best efforts but is not required to sell any specific amount of shares. The Company also intends to offer up to $250 million, in any combination, of Class A, Class T and Class I shares to be issued pursuant to its Reinvestment Plan. The Company reserves the right to reallocate the shares offered between the Primary Offering and the Reinvestment Plan.

From the time of the Company’s formation on July 10, 2015 (inception) through July 10, 2016, the Company had not commenced operations because they were in their development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. The Company broke escrow in its Offering effective July 11, 2016, through the sale of 250,000 Class A shares to its Advisor for $2.5 million and commenced operations.

The Company intends to own substantially all of its assets either directly or indirectly through an Operating Partnership, in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP II GP, LLC, is the sole general partner.

The Company generally expects to lease its seniors housing properties to single member limited liability companies wholly-owned by TRS Holdings and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, the Company may also lease its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, acute care and post-acute care properties will generally be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, the Company expects most investments will be wholly-owned, although, it may invest through partnerships with other entities where the Company believes it is appropriate and beneficial. The Company expects to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, the Company may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. The Company would generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants the Company a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying consolidated financial statements include the Company’s accounts, the Operating Partnership and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Company’s consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Allocation of Purchase Price for Real Estate Acquisitions — Upon acquisition of real estate, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets in order to determine whether the acquisition should be accounted for as an asset acquisition. If the substantially all threshold is not met, the Company then determines whether the acquisition meets the definition of a business (i.e. does it include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs).

The Company estimates the fair value of acquired tangible assets (consisting of land and improvements, building and improvements, and furniture, fixtures and equipment), intangible assets (consisting of in-place leases and above- or below-market leases) and liabilities assumed in order to allocate the purchase price. In estimating the fair value of the assets acquired and liabilities assumed, the Company considers information obtained about each property as a result of its due diligence and utilizes various valuation methods, such as estimated cash flow projections using appropriate discount and capitalization rates, estimates of replacement costs net of depreciation and available market information. The fair value of the tangible assets of an acquired leased property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building.

The purchase price is allocated to in-place lease intangibles based on management’s evaluation of the specific characteristics of the acquired lease(s). Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, including estimates of lost rental income during the expected lease-up periods, and costs to execute similar leases such as leasing commissions, legal and other related expenses. Above- and below-market lease intangibles are recorded based on the present value of the difference between the contractual rents to be paid pursuant to the lease and management’s estimate of the fair market lease rates for each in-place lease and may include assumptions for lease renewals of below-market leases.

Depreciation and Amortization — Real estate costs related to the acquisition and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant costs incurred for replacements and improvements are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Real estate assets are stated at cost less accumulated depreciation, which is computed using the straight-line method of accounting over the estimated useful lives of the related assets. Buildings and improvements are depreciated on the straight-line method over their estimated useful lives, which generally are limited to 39 and 15 years, respectively, or the remaining life of the ground lease. Furniture, fixtures and equipment are depreciated on the straight-line method over their estimated useful lives, which generally range between three and five years. Amortization of intangible assets is computed using the straight-line method of accounting over the shorter of the respective lease term or estimated useful life. If a lease is terminated or modified prior to its scheduled expiration, the Company recognizes a loss on lease termination related to the unamortized lease-related costs not deemed to be recoverable.

Impairment of Real Estate Assets — Real estate assets are reviewed on an ongoing basis to determine whether there are any indicators, including property operating performance and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. To assess if an asset group is potentially impaired, management compares the estimated current and projected undiscounted cash flows, including estimated net sales proceeds, of the asset group over its remaining useful life to the net carrying value of the asset group. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the carrying value exceeds the undiscounted operating cash flows, the Company would recognize an impairment provision to adjust the carrying value of the asset group to the estimated fair value of the asset group.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

2.	Summary of Significant Accounting Policies (continued)

Cash — Cash consists of demand deposits at commercial banks with original maturities of three months or less. As of December 31, 2017, certain of the Company’s cash deposits exceeded federally insured amounts. However, the Company continues to monitor the third-party depository institutions that hold the Company’s cash, primarily with the goal of safeguarding principal. The Company attempts to limit cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

Restricted Cash — Certain cash balances are escrowed to fund capital expenditures, property taxes and/or insurance as required by the loan or lease terms.

Loan Costs — Loan costs paid in connection with obtaining indebtedness are deferred and amortized over the estimated life of the indebtedness using the effective interest method. Loan costs are presented as a direct deduction from the carrying amount of the related indebtedness in the balance sheet.

Deferred Lease-Related Costs – The Company defers lease-related costs that it incurs to obtain new or extend existing leases. The Company amortizes these costs using the straight-line method of accounting over the shorter of the respective lease term or estimated useful life. If a lease is terminated or modified prior to its scheduled expiration, the Company recognizes a loss on lease termination related to the unamortized deferred lease-related costs not deemed to be recoverable.

Mortgages and Notes Payable — Mortgages and notes payable are recorded at the stated principal amount and are generally collateralized by the Company’s property. Mortgages and notes payable assumed in connection with an acquisition are recorded at fair market value as of the date of the acquisition.

Revenue Recognition — Resident fees and services are recorded in the period in which the services are performed and generally consist of (1) monthly rent, which covers occupancy of the residents’ unit as well as basic services, such as utilities, meals and certain housekeeping services, and (2) service level charges, such as assisted living care, memory care and ancillary services. Resident agreements are generally short-term in nature, billed monthly in advance and cancelable by the residents with a 30-day notice. Resident agreements may require the payment of upfront fees prior to moving into the community with any non-refundable portion of such fees being recorded as deferred revenue and amortized over the estimated resident stay.

Rental income from operating leases is recorded on the straight-line basis over the terms of the leases for new leases and the remaining terms of existing leases for those acquired as part of a property acquisition. The straight-line method records the periodic average amount of base rent earned over the term of a lease, taking into account contractual rent increases over the lease term. The Company records the difference between base rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to deferred rent included as other assets in the accompanying consolidated balance sheets.

Tenant reimbursement income represents amounts tenants are required to reimburse the Company for expenses incurred on behalf of the tenants, in accordance with the terms of the leases and are recognized in the period in which the related reimbursable expenses are incurred.

Income Taxes — The Company intends to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2017 or the first year in which the Company commences material operations. Prior to the Company’s REIT election, it is subject to corporate federal and state income taxes. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes at least 90 percent of its REIT taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

2.	Summary of Significant Accounting Policies (continued)

The Company has formed a subsidiary that may elect to be taxed as a TRS for U.S. federal income tax purposes. Under the provisions of the Internal Revenue Code and applicable state laws, a TRS will be subject to taxation on taxable income from its operations. The Company will account for federal and state income taxes with respect to a TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards.

Fair Value Measurements — GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. GAAP requires the use of observable market data, when available, in making fair value measurements. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of ours. When market data inputs are unobservable, the Company utilizes inputs that it believes reflects the Company’s best estimate of the assumptions market participants would use in pricing the asset or liability. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company as the ability to access.

•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

Shares Based Payments to Non-Employees — In connection with an expense support arrangement described in Note 8. “Related Party Arrangements,” the Company may issue forfeitable restricted Class A shares of common stock (“Restricted Stock”) to the Advisor on an annual basis in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets.

The Restricted Stock is forfeited if shareholders do not ultimately receive their original invested capital back with at least a 6% annualized return of investment upon a future liquidity or disposition event of the Company. Upon issuance of Restricted Stock, the Company measures the fair value at its then-current lowest aggregate fair value pursuant to Accounting Standards Codification (“ASC”) 505-50. On the date in which the Advisor satisfies the vesting criteria, the Company remeasures the fair value of the Restricted Stock pursuant to ASC 505-50 and records expense equal to the difference between the original fair value and that of the remeasurement date. In addition, given that performance is outside the control of the Advisor and involves both market conditions and counterparty performance conditions, the shares are treated as unissued for accounting purposes and the Company only includes the Restricted Stock in the calculation of diluted earnings per share to the extent their effect is dilutive and the vesting conditions have been satisfied as of the reporting date.

Per Share Data — Net loss per share for the period presented is computed by dividing net loss by the weighted average number of common stock shares outstanding for each share class during the period in which the Company was operational. Diluted loss per share is computed based on the weighted average number of common stock shares outstanding for each share class and all potentially dilutive securities, if any. For purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (when the Company commenced operations).

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

2.	Summary of Significant Accounting Policies (continued)

Segment Information — Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company has determined that it operates in one operating segment, real estate ownership. The Company’s chief operating decision maker evaluates the Company’s operations from a number of different operational perspectives including, but not limited to, a property-by-property basis and by tenant or operator. The Company derives all significant revenues from a single reportable operating segment of business, healthcare real estate, regardless of the type (seniors housing, medical office, etc.) or ownership structure (leased or managed). Accordingly, the Company does not report segment information; nevertheless, management periodically evaluates whether the Company continues to have one single reportable segment of business.

Adopted Accounting Pronouncements — In August 2016, the Financial Accounting Standards Board issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which made eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU further clarified how the predominance principle should be applied to cash receipts and payments relating to more than one class of cash flows. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied retrospectively for each period presented. Subsequently, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which modifies the presentation of the statement of cash flows and requires reconciliation to the overall change in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, the statement of cash flows will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied retrospectively for each period presented. The Company early adopted both ASU 2016-15 and ASU 2016-18 on January 1, 2017; the adoption of which impacts the Company’s presentation of its statement of cash flows for all periods presented, but did not have an impact on the Company’s consolidated balance sheets or consolidated statements of operations. The following table provides additional details by financial statement line item of the adjusted presentation in the Company’s consolidated statement of cash flows for the years ended December 31, 2016:

	As filed December 31, 2016	Adjustments	Adjusted December 31, 2016
Financing activities:
Private Placement escrow	$(383,000)	$383,000	$—

Net cash flows provided by financing activities	$6,071,808	$383,000	$6,454,808

Net increase in cash and restricted cash	$5,777,241	$383,000	$6,160,241
Cash and restricted cash at beginning of period	200,000	—	200,000

Cash and restricted cash at end of period	$5,977,241	$383,000	$6,360,241

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held Through Related Parties that are under Common Control,” which requires an entity to consider its indirect interests held by related parties that are under common control on a proportionate basis when evaluating whether the entity is a primary beneficiary of a VIE. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company has adopted ASU 2016-17 on January 1, 2017; the adoption of which did not have a material impact to its consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

2.	Summary of Significant Accounting Policies (continued)

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business and provides a framework by which to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied prospectively for each period presented. The Company early adopted ASU 2017-01 on January 1, 2017; the adoption of which did have a material impact on the Company’s consolidated financial statements as a result of two properties the Company acquired being considered asset acquisitions.

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). The FASB subsequently issued ASU 2015-14 to defer the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with earlier adoption permitted. In addition, the FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20),” which clarifies the scope of subtopic 610-20, that was issued as a part of ASU 2014-09, as it relates to an in substance nonfinancial asset and must be adopted concurrently with ASC 606. Both ASUs can be adopted using one of two retrospective transition methods: (i) retrospectively to each prior reporting period presented or (ii) as a cumulative-effect adjustment as of the date of adoption. The Company adopted these ASUs using the modified retrospective approach as its transition method effective January 1, 2018; the adoption of which did not have a material impact to its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company expects that adoption will impact the Company’s consolidated financial statements and related financial statement disclosures; specifically, the Company’s consolidated financial position as it relates to the required presentation for arrangements such as ground leases in which the Company is the lessee. However, the Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated results of operations or cash flows. In addition, while still in exposure draft, the FASB has proposed a practical expedient for lessors allowing them to elect to not separate lease and non-lease components in a contract for the purpose of revenue recognition and disclosure if certain criteria are met. If the proposed practical expedient is finalized, the Company plans to elect the practical expedient.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which amended the hedge accounting model to better reflect an entity’s risk management activities. The ASU expands an entities ability to hedge nonfinancial and financial risk components as well as reduce the complexity related to fair value hedges of interest rate risk. The ASU further eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated results of operations or cash flows until such time as the Company enters into interest protection arrangements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

3.	Acquisitions

Real Estate Investment Properties — During the year ended December 31, 2017, the Company acquired the following two properties, which were comprised of one MOB and one seniors housing community:

Name and Location	Structure	Date Acquired	Purchase Price (in thousands)

Medical Office
Mid America Surgery Institute	Modified Lease	12/27/2017	$14,000
Overland Park, KS (“Kansas City”)
Seniors Housing
Summer Vista Assisted Living	Managed	3/31/2017	21,400
Pensacola, FL

The following summarizes the purchase price allocation for the above properties, and the estimated fair values of the assets acquired and liabilities assumed:

Land and land improvements	$2,650,216
Buildings and building improvements	28,109,037
Furniture, fixtures and equipment	857,338
Intangibles (1)	5,039,456
Other liabilities	(340,390)
Liabilities assumed	(530,452)

Total purchase price consideration	$35,785,205

FOOTNOTE:

(1)	At the acquisition date, the weighted-average amortization period on the acquired lease intangibles for the year ended December 31, 2017 was approximately 17.4 years. The acquired lease intangibles during the year ended December 31, 2017 were comprised of approximately $3.5 million and $1.5 million of in-place lease intangibles and ground lease intangibles, respectively.

4.	Real Estate Assets, net

The gross carrying amount and accumulated depreciation of the Company’s real estate assets as of December 31, 2017 are as follows:

December 31, 2017

Land and land improvements	$2,683,051
Building and building improvements	28,109,037
Furniture, fixtures and equipment	879,288
Less: accumulated depreciation	(585,437)

Real estate investment properties, net	$31,085,939

Depreciation expense on the Company’s real estate investment properties, net was approximately $0.6 million for the year ended December 31, 2017.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

5.	Intangibles, net

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities as of December 31, 2017 are as follows:

December 31, 2017
In-place lease intangibles	$3,495,632
Below-market ground lease intangibles	1,543,824
Less: accumulated amortization	(385,952)

Intangible assets, net	$4,653,504

Below-market lease intangibles	$(340,390)
Less: accumulated amortization	—

Intangible liabilities, net (1)	$(340,390)

FOOTNOTE:

(1)	Intangible liabilities, net are included in other liabilities in the accompanying consolidated balance sheets.

Amortization on the Company’s intangible assets was approximately $0.4 million for the year ended December 31, 2017, all of which were included in depreciation and amortization in the accompanying consolidated statements of operations.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter, in the aggregate, as of December 31, 2017 is as follows:

	In-place Lease Intangibles	Below- market Ground Leases	Total Assets	Below- market Leases	Total Liabilities
2018	$742,345	39,585	$781,930	$30,551	$30,551
2019	613,694	39,585	653,279	30,551	30,551
2020	198,353	39,585	237,938	27,101	27,101
2021	188,557	39,585	228,142	25,951	25,951
2022	188,557	39,585	228,142	25,951	25,951
Thereafter	1,178,174	1,345,899	2,524,073	200,285	200,285

	$3,109,680	1,543,824	$4,653,504	$340,390	$340,390

Weighted average remaining useful life as of December 31, 2017 (in years):

In-place Lease Intangibles	Below- market Ground Leases	Below- market Leases
9.7	39.0	14.7

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

6.	Operating Leases

As of December 31, 2017, the Company owned one property that was leased to tenants on a modified gross basis, and accounted for as operating leases. The Company’s leases had a weighted average remaining lease term of 9.1 years based on annualized base rents expiring between 2020 and 2037, subject to the tenants’ options to extend the lease periods ranging from five to ten years. In addition, certain tenants hold options to extend their leases for multiple periods.

Under the terms of the multi-tenant lease agreements that have third-party property managers, each tenant is responsible for the payment of their proportionate share of property taxes, general liability insurance, utilities, repairs and common area maintenance. These amounts are billed monthly and recorded as tenant reimbursement income in the accompanying consolidated statements of operations.

The following are future minimum lease payments to be received under non-cancellable operating leases for the next five years and thereafter, in the aggregate, as of December 31, 2017:

2018	$1,010,583
2019	1,059,884
2020	1,008,129
2021	1,004,516
2022	1,023,166
Thereafter	4,518,797

$9,625,075

The above future minimum lease payments to be received excludes tenant reimbursements, straight-line rent adjustments, amortization of above- and below-market lease intangibles and base rent attributable to any renewal options exercised by the tenants in the future.

7.	Indebtedness

In March 2017, in connection with the Summer Vista acquisition, the Company entered into a secured mortgage loan agreement with Synovus Bank in the amount of approximately $16.1 million. The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of the LIBOR plus 2.85%, with monthly payments of interest only for the first 18 months of the term of the Summer Vista Loan, and monthly payments of interest and principal for the remaining 42 months of the term of the Summer Vista Loan using a 30-year amortization period with the remaining principal balance payable at maturity. In December, 2017, the Company paid approximately $2.2 million of the outstanding principal balance of the Summer Vista Loan and as a result, the interest rate on the Summer Vista Loan was reduced to a rate equal to the sum of LIBOR plus 2.70% in accordance with the terms of the Summer Vista Loan. The Company may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

In December 2017, in connection with the Mid America Surgery acquisition, the Company entered into a secured mortgage loan agreement with Synovus Bank in the maximum aggregate principal amount of $8.4 million, of which approximately $5.6 million was funded in connection with the acquisition of Mid America Surgery and approximately $2.8 million can be funded upon request during the initial 36 month term of the loan provided certain debt service coverage requirements are met. The Mid America Surgery Loan matures on December 15, 2020, subject to one two-year extension option provided certain conditions are met. The Mid America Surgery Loan accrues interest at a rate equal to the sum of the LIBOR plus 2.20%, with monthly payments of interest only during the initial 36 months of the term of the Mid America Surgery Loan with the principal balance payable at maturity.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

7.	Indebtedness (continued)

The following table provides details of the Company’s indebtedness as of December 31, 2017 and December 31, 2016:

	December 31,
	2017	2016
Mortgages and notes payable:
Mortgage loans (1)	$19,500,000	$—
Notes payable	312,500	312,500

Mortgages and notes payable	19,812,500	312,500
Loan costs, net	(279,514)	—

Total mortgages and notes payable, net	$19,532,986	$312,500

FOOTNOTE:

(1)	As of December 31, 2017, the Company’s mortgage loans are collateralized by the Summer Vista and Mid America Surgery properties.

The fair market value of the mortgages and notes payable was approximately $19.9 million as of December 31, 2017, which is based on current rates and spreads the Company would expect to obtain for similar borrowings. Since this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values is categorized as Level 3 on the three-level valuation hierarchy.

The following is a schedule of future principal payments and maturity for the Company’s indebtedness for the next five years and thereafter, in the aggregate, as of December 31, 2017:

2018	$32,036
2019	199,072
2020	5,811,350
2021	224,386
2022	13,233,156
Thereafter	312,500

$19,812,500

8.	Related Party Arrangements

The Company is externally advised and has no direct employees. All of the Company’s executive officers are executive officers, or on the board, of managers of the Advisor. In addition, certain directors and officers hold similar positions with CNL Securities Corp., the Dealer Manager of the Offering and a wholly owned subsidiary of CNL. In connection with services provided to the Company, affiliates are entitled to the following fees:

Dealer Manager — From the commencement of the Offering through March 19, 2017, the Dealer Manager received a selling commission of up to 7% of the sale price for each Class A share and 2% of the sale price for each Class T share sold in the Primary Offering, all or a portion of which was reallowed to participating broker dealers. In addition, the Dealer Manager received a dealer manager fee in an amount equal to 2.75% of the price of each Class A share or Class T share sold in the Primary Offering, all or a portion of which was reallowed to participating broker dealers. In March 2017, the Company entered into an amended and restated dealer manager agreement, which reduced the maximum combined sales commissions, dealer manager fees and ongoing annual distribution and stockholder servicing fees payable to the Dealer Manager and participating broker-dealers from 9.75% to 8.5% of the gross proceeds for each share class of common stock sold in the Primary Offering. Effective March 20, 2017, the Dealer Manager receives a combined selling commission and dealer manager fee of up to 8.5% of the sale price for each Class A share and up to 4.75% of the sale price for each Class T share sold in the Primary Offering, all or a portion of which may be reallowed to participating broker dealers. In addition, effective March 20, 2017, for Class

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

8.	Related Party Arrangements (continued)

T shares sold in the Primary Offering, the Dealer Manager may choose the respective amounts of the commission and dealer manager fee, provided that the selling commission shall not exceed 3.0% of the gross proceeds from the completed sale of such Class T shares. Effective March 20, 2017, the Company and the Dealer Manager also agreed that the Company will cease paying the annual distribution and stockholder servicing fee of 1.00% and 0.50%, for Class T and Class I shares, respectively (described further below), if the total underwriting compensation, comprised of the dealer manager fees, selling commissions, and annual distribution and stockholder servicing fees, payable to broker-dealers in connection with the sale of Class T and Class I shares in the Primary Offering exceeds 8.5% of the gross offering price of such Class T or Class I shares, respectively. Prior to March 20, 2017, the 8.5% cap was set as 9.75%. Separately, the Company’s stockholders approved an amendment to the Company’s charter that provides, among other things, that Class T and Class I shares will convert into Class A shares on the earlier of a number of specified times, including the end of the month in which the total underwriting compensation paid with respect to such shares purchased in the Primary Offering exceeds 8.5% of the purchase price. To the extent stockholders that purchased Class A shares on the terms in effect prior to March 20, 2017 would have paid lower selling commissions and/or dealer manager fees on the terms in effect subsequently, the Advisor, or one of its affiliates, issued them a refund in March 2017. To the extent participating broker-dealers that sold Class T or Class I shares on the terms in effect prior to March 20, 2017 were entitled to greater ongoing annual distribution and stockholder servicing fees with respect to such sales compared to sales made on the terms in effect subsequently, the Advisor paid this liability on behalf of the Company. As a result of the overall reduction in underwriting compensation, the Company recorded an approximate $0.1 million reduction in its liability related to annual distribution and stockholder servicing fees for Class T and Class I shares sold through March 19, 2017.

The Company has and will continue to pay a distribution and stockholder servicing fee, subject to certain underwriting compensation limits, with respect to the Class T and Class I shares sold in the Primary Offering in an annual amount equal to 1% and 0.50%, respectively, of the current gross offering price per Class T or Class I share, respectively, or if the Company is no longer offering shares in a public offering, the estimated per share value per Class T or Class I share, respectively. The annual distribution and stockholder servicing fee will continue to be calculated as a percentage of the current gross offering price per Class T or Class I share until the Company reports an estimated per share value following the termination of the Primary Offering, at which point the distribution fee will be calculated based on the new estimated per share value, until such underwriting compensation limits are met or the shares are converted to Class A shares pursuant to the terms of the securities.

The Company records the annual distribution and stockholder servicing fees as a reduction to capital in excess of par value and measures the related liability in an amount equal to the maximum fees owed in relation to the Class T and Class I shares on the shares’ issuance date. The liability is relieved over time, as the fees are paid to the Dealer Manager, or is adjusted if the fees are no longer owed on any Class T or Class I share that is redeemed or repurchased, as well as upon the earliest occurrence of: (i) a listing on a national securities exchange; (ii) a merger or consolidation of the Company with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; (iii) after the termination of the Primary Offering in which the initial shares in the account were sold, the end of the month in which total underwriting compensation paid in the Primary Offering is not less than 10% of the gross proceeds from all share classes of the Primary Offering; (iv) the end of the month in which the total underwriting compensation paid in a Primary Offering with respect to shares purchased in a Primary Offering is not less than 8.5% of the gross offering price of those shares purchased in such Primary Offering (excluding shares purchased through the Reinvestment Plan and those received as stock dividends); or (v) any other conditions described in the Company’s prospectus.

CNL Capital Markets Corp. — The Company will pay CNL Capital Markets Corp., an affiliate of CNL, an annual fee payable monthly based on the average number of total investor accounts that will be open during the term of the capital markets service agreement pursuant to which certain administrative services are provided to the Company. These services may include, but are not limited to, the facilitation and coordination of the transfer agent’s activities, client services and administrative call center activities, financial advisor administrative correspondence services, material distribution services and various reporting and troubleshooting activities.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

8.	Related Party Arrangements (continued)

Advisor — The Company will pay the Advisor a monthly asset management fee in an amount equal to 0.0667% of the monthly average of the sum of the Company’s and the Operating Partnership’s respective daily real estate asset value, without duplication, plus the outstanding principal amount of any loans made, plus the amount invested in other permitted investments. For this purpose, “real estate asset value” equals the amount invested in wholly-owned properties, determined on the basis of cost, and in the case of properties owned by any joint venture or partnership in which the Company is a co-venturer or partner the portion of the cost of such properties paid by the Company, exclusive of acquisition fees and acquisition expenses and will not be reduced for any recognized impairment. Any recognized impairment loss will not reduce the real estate asset value for the purposes of calculating the asset management fee. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the Advisor’s sole discretion. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

The Company will pay the Advisor a construction management fee of up to 1% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property and (ii) $1 million in which case such fee will be due and payable as draws are funded for such projects.

The Advisor will receive an investment services fee of 2.25% of the purchase price of properties and funds advanced for loans or the amount invested in the case of other assets for services in connection with the selection, evaluation, structure and purchase of assets. No investment services fee will be paid to the Advisor in connection with the Company’s purchase of securities.

The Advisor, its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to the Company, including personnel costs, subject to the limitation that the Company will not reimburse the Advisor for any amount by which operating expenses exceed the greater of 2% of its average invested assets or 25% of its net income in any Expense Year unless approved by the independent directors. The Company commenced its Primary Offering in March 2016 and made its first investment in March 2017. For the Expense Year ended December 31, 2017, the Company’s total operating expenses were in excess of this limitation by approximately $0.5 million. As of December 31, 2017, the Company had received cumulative approvals by its independent directors for total operating expenses in excess of this limitation of approximately $0.7 million. The Company’s independent directors determined that the higher relationship of operating expenses to average invested assets was justified based on the Company being in the early stages of raising and deploying capital and the limited number of investments to date, both of which were impacted by the downtime required to modify the dealer manager agreement to reduce overall underwriting compensation as discussed above, and the cost of operating a public company.

For the year ended December 31, 2016, approximately $84,000 of personnel expenses of affiliates of the Advisor were waived and these 2016 expenses will not be reimbursed by the Company in future periods.

The Advisor will pay all other organizational and offering expenses incurred in connection with the formation of the Company, without reimbursement by the Company. These expenses include, but are not limited to, SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the Offering.

For the years ended December 31, 2017 and 2016, the Company paid cash distributions of approximately $0.1 million and $47,000, respectively, and issued stock dividends of approximately 4,100 shares and 2,500 shares to the Advisor.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

Related Party Arrangements (continued)

Pursuant to an expense support arrangement, the Advisor has agreed to accept payment in Restricted Stock in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets. Under the terms of the Expense Support Agreement, for each quarter within a calendar expense support year, the Company will record a proportional estimate of the cumulative year-to-date period based on an estimate of the annual expense support expected for the calendar expense support year. In exchange for services rendered and in consideration of the expense support provided under this arrangement, the Company shall issue, following each determination date, a number of shares of Restricted Stock equal to the quotient of the expense support amount provided by the Advisor for the preceding year divided by the board of directors’ most recent determination of net asset value per share of the Class A common shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A common share, on the terms and conditions and subject to the restrictions set forth in the Expense Support Agreement. The Restricted Stock is subordinated and forfeited to the extent that shareholders do not receive a Priority Return on their Invested Capital (as such terms are defined in the Company’s prospectus), excluding for the purposes of calculating this threshold any shares of Restricted Stock owned by the Advisor.

The following fees for services rendered are expected to be settled in the form of Restricted Stock pursuant to the Expense Support Agreement for the year ended December 31, 2017 and cumulatively as of December 31, 2017:

	Year Ended December 31, 2017	As of December 31, 2017
Fees for services rendered:
Asset management fees	$130,366	$130,366
Advisor personnel expenses (1)	436,403	436,403

Total fees for services rendered	$566,769	$566,769

Then-current NAV	$10.06	$10.06

Restricted Stock shares (2)	56,339	56,339

FOOTNOTES:

(1)	Amounts consist of personnel and related overhead costs of the Advisor or its affiliates (which, in general, are those expenses relating to the Company’s administration on an on-going basis) that are reimbursable by the Company.
(2)	Represents Restricted Stock shares expected to be issued to the Advisor as of December 31, 2017 pursuant to the Expense Support Agreement. No fair value was assigned to the Restricted Stock shares as the shares are expected to be valued at zero upon issuance, which represents the lowest possible value estimated at vesting. In addition, the Restricted Stock shares will be treated as unissued for financial reporting purposes until the vesting criteria are met.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

8.	Related Party Arrangements (continued)

The fees payable to the Dealer Manager for the year ended December 31, 2017, and related amounts unpaid as of December 31, 2017 are as follows:

	Years Ended December 31,		Unpaid amounts as of (1) December 31,
	2017	2016	2017	2016
Selling commissions (2)	$666,532	$97,022	$10,000	$6,550
Dealer Manager fees (2)	619,123	99,883	18,150	5,823
Distribution and stockholder servicing fees (2)	757,609	157,225	798,524	154,733

	$2,043,264	$354,130	$826,674	$167,106

The expenses incurred by and reimbursable to the Company’s related parties for the year ended December 31, 2017, and related amounts unpaid as of December 31, 2017 are as follows:

	Years Ended December 31,		Unpaid amounts as of(1) December 31,
	2017	2016	2017	2016
Reimbursable expenses:
Operating expenses (3)	$983,493	$206,868	$197,235	$73,545
Acquisition fees and expenses (4)	29,922	—	—	—

	$1,013,415	$206,868	$197,235	$73,545

Investment service fees (5)	796,500	—	—	—
Asset management fees (6)	130,366	—	—	—

	$1,940,281	$206,868	$197,235	$73,545

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying consolidated balance sheets.
(2)	Amounts are recorded as stock issuance and offering costs in the accompanying consolidated statements of stockholders’ equity.
(3)	Amounts are recorded as general and administrative expenses in the accompanying consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying consolidated balance sheets. Amounts include approximately $0.4 million and $0.1 million of personnel expenses of affiliates of the Advisor for the years ended December 31, 2017 and 2016, respectively.
(4)	Amounts are capitalized as a component of the cost of the assets acquired and allocated on a relative fair value basis.
(5)	For the year ended December 31, 2017, the Company incurred approximately $0.8 million in investment services fees all of which was capitalized and included in real estate investment properties, net in the accompanying consolidated balance sheets. No such fees were incurred for the year ended December 31, 2016.
(6)	For the year ended December 31, 2017, the Company incurred approximately $0.1 million in asset management fees, all of which are expected to be settled in accordance with the terms of the Expense Support Agreement. No such fees were incurred for the year ended December 31, 2016.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

9.	Equity

Subscription Proceeds — As of the years ended December 31, 2017 and 2016, the Company had received aggregate subscription proceeds of approximately $31.4 million (3.0 million shares) and $6.6 million (0.6 million shares), respectively, which both include $200,000 (20,000 shares) of subscription proceeds received from the Advisor prior to the commencement of the Offering, approximately $251,250 (25,125 shares) of subscription proceeds received in connection with a private placement made in 2016 and approximately $391,900 (39,200 shares) and $3,000 (300 shares), respectively, of subscription proceeds pursuant to the Reinvestment Plan.

Distributions — For the years ended December 31, 2017 and 2016, the Company declared and paid cash distributions of approximately $0.8 million and $57,000, respectively, which were net of class-specific expenses. In addition, the Company declared and issued stock dividends of approximately 22,000 shares and 3,000 shares of common stock during the years ended December 31, 2017 and 2016, respectively.

For the years ended December 31, 2017 and 2016, 100% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes. The distribution of new common shares to recipients is non-taxable. No amounts distributed to stockholders for the years ended December 31, 2017 and 2016 were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders’ return on their invested capital as described in the Company’s advisory agreement.

In December 2017, the Company’s board of directors declared a monthly cash distribution of $0.0480, less class-specific expenses, and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on January 1, 2018, February 1, 2018 and March 1, 2018. These distributions and dividends are to be paid and distributed by March 31, 2018.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

10.	Income Taxes

For the year ended December 31, 2017, the Company recorded deferred tax assets and net current tax expense related to deferred income at its TRS. The components of the income tax benefit (expense) for the year ended December 31, 2017 are as follows:

2017
Current:
Federal	$(111,000)
State	(16,200)

Total current expense	(127,200)

Deferred:
Federal	23,319
State	5,788

Total deferred benefit	29,107

Income tax expense	$(98,093)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In December 2017, the Tax Cuts and Jobs Act was signed into law and reduces the U.S. federal corporate tax rate to 21%, effective January 1, 2018. As a result, the Company recorded additional tax expense due to a remeasurement of deferred tax assets, which is included in total deferred tax expense in the table above. The Company did not identify items for which the income tax effects of the Tax Cuts and Jobs Act have not been completed and a reasonable estimate could not be determined as of December 31, 2017. However, the Company’s analysis may be impacted by new legislation, the Congressional Joint Committee Staff, Treasury, or other guidance. Based on the Tax Cuts and Jobs Act as enacted, the Company does not believe there will be further material impacts to its consolidated financial statements but cannot provide assurance as to the outcome of this matter. Significant components of the Company’s deferred tax assets as of December 31, 2017 are as follows:

Prepaid and other rent	$29,107

Deferred tax assets	$29,107

A reconciliation of the income tax expense computed at the statutory federal tax rate on income before income taxes is as follows:

	Year Ended December 31, 2017
Tax benefit computed at federal statutory rate	$426,453	35.00%
Impact of REIT election	(511,104)	(41.90)%
Effect of change in future tax rates	(3,030)	(0.25)%
State income tax expense	(10,412)	(0.87)%

Income tax expense	$(98,093)	(8.02)%

The Company analyzed its material tax positions and determined that it has not taken any uncertain tax positions. The tax years 2016 and forward remain subject to examination by taxing authorities throughout the United States.

11.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

12.	Selected Quarterly Financial Data (Unaudited)

The following presents selected unaudited quarterly financial data for the years ended December 31, 2017 and 2016:

2017 Quarters	First	Second	Third	Fourth	Full Year
Total revenues	$11,430	$1,071,441	$1,095,696	$1,130,248	$3,308,815
Operating loss	(231,794)	(175,188)	(99,164)	(122,817)	(628,963)
Net loss	(251,120)	(391,681)	(307,906)	(365,823)	(1,316,530)
Class A common stock:
Net loss attributable to Class A stockholders	(94,685)	(142,414)	(109,442)	(105,730)	(440,931)
Weighted average number of Class A common shares outstanding (basic and diluted) (1)	377,773	518,619	687,782	763,951	584,653
Loss per share of Class A common stock (basic and diluted)	$(0.25)	$(0.27)	$(0.16)	$(0.14)	$(0.75)
Class T common stock:
Net loss attributable to Class T stockholders	(153,460)	(240,634)	(189,163)	(242,627)	(832,661)
Weighted average number of Class T common shares outstanding (basic and diluted) (1)	612,266	876,299	1,188,777	1,753,087	1,104,068
Loss per share of Class T common stock (basic and diluted)	$(0.25)	$(0.27)	$(0.16)	$(0.14)	$(0.75)
Class I common stock:
Net loss attributable to Class I stockholders	(2,975)	(8,633)	(9,301)	(17,466)	(42,938)
Weighted average number of Class I common shares outstanding (basic and diluted) (1)	11,868	31,440	58,451	126,198	56,934
Loss per share of Class I common stock (basic and diluted)	$(0.25)	$(0.27)	$(0.16)	$(0.14)	$(0.75)

2016 Quarters	First	Second	Third	Fourth	Full Year
Total revenues	$—	$—	$—	$—	$—
Operating loss	—	—	(93,439)	(219,059)	(312,498)
Net loss	—	—	(110,588)	(231,859)	(342,447)
Class A common stock:
Net loss attributable to Class A stockholders	—	—	(98,927)	(150,177)	(253,380)
Weighted average number of Class A common shares outstanding (basic and diluted) (1)	—	—	289,416	311,838	301,272
Loss per share of Class A common stock (basic and diluted)	$—	$—	$(0.34)	$(0.48)	$(0.84)
Class T common stock:
Net loss attributable to Class T stockholders	—	—	(9,092)	(77,029)	(81,792)
Weighted average number of Class T common shares outstanding (basic and diluted) (1)	—	—	26,600	159,949	97,252
Loss per share of Class T common stock (basic and diluted)	$—	$—	$(0.34)	$(0.48)	$(0.84)
Class I common stock:
Net loss attributable to Class I stockholders	—	—	(2,569)	(4,653)	(7,275)
Weighted average number of Class I common shares outstanding (basic and diluted) (1)	—	—	7,516	9,661	8,650
Loss per share of Class I common stock (basic and diluted)	$—	$—	$(0.34)	$(0.48)	$(0.84)

FOOTNOTE:

(1)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends issued are treated as if such shares were outstanding as of July 11, 2016 (the date the Company commenced operations).

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

13.	Subsequent Events

During the period from January 1, 2018 through March 5, 2018, the Company received additional subscription proceeds of approximately $5.1 million (0.5 million shares).

In March 2018, the Company’s board of directors declared a monthly cash distribution of $0.0480 and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on April 1, 2018, May 1, 2018 and June 1, 2018. These dividends are to be paid and distributed by June 30, 2018.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2017 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)
Property/Location	Encum- brances	Land & Land Improve- ments	Building and Building Improve- ments	Land & Land Improve- ments	Building and Building Improve- ments	Construc- tion in Process	Land & Land Improve- ments	Building and Building Improve- ments	Construc- tion in Process	Total	Accumu- lated Depreci- ation	Date of Construction	Date Acquired	Life on which depreciation in latest income statement is computed
Summer Vista Assisted Living
Pensacola, FL	$13,900	$2,269	$17,612	$33	$—	$—	$2,302	$17,612	$—	$19,914	$(369)	2016	3/31/2017	(1)
Mid America Surgery Institute
Overland Park, KS (“Kansas City”)	$5,600	$381	$10,497	$—	$—	$—	$381	$10,497	$—	$10,878	$—	2007	12/27/2017	(1)

	$19,500	$2,650	$28,109	$33	$—	$—	$2,683	$28,109	$—	$30,792	$(369)

Transactions in real estate and accumulated depreciation as of December 31, 2017 are as follows:

Balance December 31, 2016	—
2017 Acquisitions	30,759
2017 Improvements	33

Balance December 31, 2017	$30,792

Balance December 31, 2016	$—
2017 Depreciation	369

Balance December 31, 2017	$369

FOOTNOTES:

(1)	Buildings and building improvements are depreciated over 39 and 15 years, respectively.
(2)	The aggregate cost for federal income tax purposes is approximately $35.4 million.